SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Financial Statements

at December 31, 2013 and 2012

and Independent Auditors' Report

Independent auditor’s report

To the Board of Directors and Shareholders

Braskem S.A.

We have audited the accompanying financial statements of Braskem S.A. ("Parent Company"), which comprise the balance sheet as at December 31, 2013 and the statements of operations and comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Braskem S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2013 and the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. as at December 31, 2013, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries as at December 31, 2013, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in note 2 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Braskem S.A., these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities based on equity accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified in respect of this matter.

Other matters

Supplementary information - statements of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2013, which are the responsibility of the Company’s management. The presentation of these statements is required by the Brazilian corporate legislation for listed companies, but they are considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Salvador, February 13, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 “S” BA

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

		Consolidated		Parent Company
Assets	Note	2013	2012	2013	2012
	2.1.1(a)		Revised		Revised
Current assets
Cash and cash equivalents	6	4,335,859	3,287,622	2,425,078	1,627,928
Financial investments	7	86,719	172,146	86,535	155,535
Trade accounts receivable	8	2,810,520	2,326,480	3,814,830	1,834,491
Inventories	9	5,033,593	4,102,055	2,848,700	2,478,550
Taxes recoverable	11	2,237,213	1,476,211	1,246,858	1,005,842
Dividends and interest on capital	0	150	2,645	78,031	130,145
Prepaid expenses	0	62,997	54,013	19,778	14,153
Related parties	10	124,487	13,912	100,173	13,906
Insurance claims	13	27,691	160,981	21,556	160,981
Other receivables	14	240,218	818,434	148,755	761,450
	0
	0	14,959,447	12,414,499	10,790,294	8,182,981
	0
Non-current assets held for sale	1(b)(xxvi) e 2.1.1(b)	37,681	277,828
	0
	0	14,997,128	12,692,327	10,790,294	8,182,981
	0
Non-current assets	0
Financial investments	7	20,779	34,489	20,774	34,088
Trade accounts receivable	8	61,875	37,742	60,328	35,710
Advances to suppliers	9	116,714		116,714
Taxes recoverable	11	1,285,990	1,527,134	899,751	1,026,391
Deferred income tax and social contribution	22	2,653,606	2,062,009	1,769,683	1,100,611
Judicial deposits	12	209,910	179,618	194,397	164,443
Related parties	10	133,649	127,627	404,668	988,589
Insurance claims	13	139,497	47,255	138,308	45,649
Other receivables	14	278,871	218,279	112,497	153,466
Investments in subsidiaries and jointly-controlled investments	15	115,385	118,787	10,479,371	9,591,644
Other investments	0	6,501	6,948	6,123	6,575
Property, plant and equipment	16	25,413,548	21,176,785	11,650,667	11,794,385
Intangible assets	17	2,912,630	2,940,966	2,225,326	2,241,565

		33,348,955	28,477,639	28,078,607	27,183,116

Total assets		48,346,083	41,169,966	38,868,901	35,366,097

The Management notes are an integral part of the financial statements.

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais	Continued

		Consolidated		Parent Company
Liabilities and shareholders' equity	Note	2013	2012	2013	2012
	2.1.1(a)		Revised		Revised
Current liabilities
Trade payables		10,421,687	8,897,597	8,845,414	6,446,898
Borrowings	18	1,248,804	1,836,028	1,283,046	1,887,811
Project finance	19	25,745
Derivatives operations	20.2	95,123	293,378	20,751	293,378
Payroll and related charges		490,816	349,176	320,548	249,275
Taxes payable	21	445,424	342,789	316,408	245,173
Dividends and interest on capital		131,799	5,369	129,022	2,160
Advances from customers	26	297,403	237,504	38,274	257,079
Sundry provisions	23	105,856	52,264	60,991	11,930
Post-employment benefits	25	158,137	147,175	158,122	147,175
Accounts payable to related parties	10			127,629	206,991
Other payables	27	174,007	385,577	54,501	29,478

		13,594,801	12,546,857	11,354,706	9,777,348

Non-current liabilities held for sale	2.1.1(b)		109,770

		13,594,801	12,656,627	11,354,706	9,777,348

Non-current liabilities
Borrowings	18	17,353,687	15,675,610	11,721,414	10,534,287
Project finance	19	4,705,661
Derivatives operations	20.2	396,040		396,040
Taxes payable	21	902,875	1,164,753	839,531	1,059,225
Accounts payable to related parties	10			5,148,743	3,667,754
Long-term incentives	24	9,274	10,405	9,274	10,405
Deferred income tax and social contribution	22	2,393,698	2,138,622	1,095,410	1,015,743
Post-employment benefits	25	44,054	36,602
Provision for losses on subsidiaries and jointly-controlled investments				149,213	119,375
Advances from customers		152,635	204,989	53,807	80,463
Sundry provisions	23	449,694	363,411	226,007	144,782
Other payables	27	662,330	266,963	281,646	343,652

		27,069,948	19,861,355	19,921,085	16,975,686

Shareholders' equity	29
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	797,979	232,430	797,979
Revenue reserves		410,149		410,149
Other comprehensive income		(1,092,691)	337,411	(1,092,691)	337,411
Treasury shares		(48,892)	(48,892)
Accumulated loss			(565,549)		(565,549)

Total attributable to the Company's shareholders		7,544,218	8,564,171	7,593,110	8,613,063

Non-controlling interest	2.1.2	137,116	87,813

		7,681,334	8,651,984	7,593,110	8,613,063

Total liabilities and shareholders' equity		48,346,083	41,169,966	38,868,901	35,366,097

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

		Consolidated		Parent Company
	Note	2013	2012	2013	2012
	2.1.1(b)		Revised
Continued operations
Net sales revenue	31	40,969,490	36,160,327	23,542,490	20,634,400
Cost of products sold		(35,820,761)	(32,709,068)	(20,469,552)	(18,217,333)

Gross profit		5,148,729	3,451,259	3,072,938	2,417,067

Income (expenses)
Selling and distribution		(1,000,749)	(990,365)	(597,341)	(589,072)
General and administrative		(1,077,934)	(1,071,029)	(669,978)	(695,828)
Research and development		(115,812)	(106,197)	(85,806)	(81,653)
Results from equity investments	15(c)	(3,223)	(25,807)	298,241	290,414
Other operating income (expenses), net	33	(211,090)	333,457	122,701	392,159

Operating profit		2,739,921	1,591,318	2,140,755	1,733,087

Financial results	34
Financial expenses		(2,549,111)	(3,926,209)	(2,098,965)	(3,404,722)
Financial income		773,138	531,928	703,449	364,389

		(1,775,973)	(3,394,281)	(1,395,516)	(3,040,333)

Profit (loss) before income tax and
social contribution		963,948	(1,802,963)	745,239	(1,307,246)

Current and deferred income tax and social contribution	22	(456,910)	783,111	(235,542)	576,103
		(456,910)	783,111	(235,542)	576,103

Profit (loss) for the period of continued operations		507,038	(1,019,852)	509,697	(731,143)

Discontinued operations results	5
Profit from discontinued operations			424,860
Current and deferred income tax and social contribution			(143,313)
			281,547

Profit (loss) for the year		507,038	(738,305)	509,697	(731,143)

Attributable to:
Company's shareholders		509,697	(731,143)
Non-controlling interest	2.1.2	(2,659)	(7,162)

Profit (loss) for the year		507,038	(738,305)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations
Years ended December 31
All amounts in thousands of reais	Continued

		Consolidated		Parent Company
	Note	2013	2012	2013	2012
	2.1.1(b)		Revised

Profit (loss) for the year		507,038	(738,305)	509,697	(731,143)

Other comprehensive income or loss:
Items that may be reclassified subsequently to profit or loss:
Fair value of cash flow hedge		(127,520)	16,238	(118,000)	16,238
Income tax and social contribution		40,120	(5,522)	40,120	(5,522)
		(87,400)	10,716	(77,880)	10,716

Fair value of cash flow hedge of foreign subsidiaries				(7,140)

Exchange variation of foreign sales hedge	20.2.1(b.iii)	(2,303,540)		(2,303,540)
Income tax and social contribution		783,204		783,204
		(1,520,336)		(1,520,336)

Foreign currency translation adjustment		221,270	78,780	205,249	61,662

Total		(1,386,466)	89,496	(1,400,107)	72,378

Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial (loss) gain		169	(18,204)	169	(18,204)
Income tax and social contribution			6,388		6,388

Total		169	(11,816)	169	(11,816)

Total other comprehensive income (loss)		(1,386,297)	77,680	(1,399,938)	60,562

Total comprehensive income (loss) for the year		(879,259)	(660,625)	(890,241)	(670,581)

Attributable to:
Company's shareholders - continued operations		(890,241)	(952,128)
Company's shareholders - discontinued operations			281,547
Non-controlling interest		10,982	9,956

Total comprehensive income (loss) for the year		(879,259)	(660,625)

					Parent Company
			2013		2012
	Note		Basic and diluted	Basic	Diluted
	2.1.1(b)			Revised	Revised
Profit (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	30
Earnings per share - common			0.6403	(1.2718)	(1.2713)
Earnings per share - preferred shares class "A"			0.6403	(1.2718)	(1.2713)
Earnings per share - preferred shares class "B"			0.6062

Profit (loss) per share attributable to the shareholders of the Company
of discontinued operations at the end of the year (R$)	5
Earnings per share - common				0.3536	0.3534
Earnings per share - preferred shares class "A"				1.2718	1.2713

Profit (loss) per share attributable to the shareholders of the Company at the end of the year (R$)
Earnings per share - common			0.6403	(0.9182)	(0.9179)
Earnings per share - preferred shares class "A"			0.6403	(0.9182)	(0.9179)
Earnings per share - preferred shares class "B"			0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

			Consolidated
		Attributed to shareholders' interest
				Revenue reserves								Total
						Unrealized		Additional	Other			Braskem		Total
			Capital	Legal	Tax	profit	Returns	dividends	comprehensive	Treasury	Accumulated	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	Earnings	proposed	income	shares	loss	interest	interest	equity

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457		482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the period:
Loss for the period											(731,143)	(731,143)	(7,162)	(738,305)
Fair value of cash flow hedge, net of taxes									10,716			10,716		10,716
Foreign currency translation adjustment									61,662			61,662	17,118	78,780
									72,378		(731,143)	(658,765)	9,956	(648,809)

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes									(952)		952
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,236)		27,236
Actuarial loss with post-employment benefits, net of taxes									(11,816)			(11,816)		(11,816)
									(40,004)		28,188	(11,816)		(11,816)

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting								(482,593)				(482,593)		(482,593)
Capital loss from non-controlling interest													(17,962)	(17,962)
Write-off non-controlling by investments sale													(125,420)	(125,420)
Loss on interest in subsidiary									(5,917)			(5,917)	5,917
Write-off gain on interest in subsidiary by sale									(4,632)			(4,632)		(4,632)
Repurchase of treasury shares										(36,694)		(36,694)		(36,694)
Cancellation of shares			(48,019)							48,019
Absorption of losses				(87,710)	(4,547)	(16,457)					108,714
			(48,019)	(87,710)	(4,547)	(16,457)		(482,593)	(10,549)	11,325	108,714	(529,836)	(137,465)	(667,301)

At December 31, 2012 (Revised)	2.1.1(a)	8,043,222	797,979						337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period											509,697	509,697	(2,659)	507,038
Exchange variation of foreign sales hedge, net of taxes									(1,520,336)			(1,520,336)		(1,520,336)
Fair value of cash flow hedge, net of taxes									(85,020)			(85,020)	(2,380)	(87,400)
Foreign currency translation adjustment									205,249			205,249	16,021	221,270
									(1,400,107)		509,697	(890,410)	10,982	(879,428)

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes									(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes									(967)		967
Actuarial loss with post-employment benefits, net of taxes									169			169		169
									(28,034)		28,203	169		169

Contributions and distributions to shareholders:
Absorption of losses	29		(565,549)								565,549
Capital increase from non-controlling interest													38,321	38,321
Loss on interest in subsidiary									(1,961)			(1,961)		(1,961)
Legal reserve				26,895							(26,895)
Mandatory minimum dividends											(127,751)	(127,751)		(127,751)
Additional dividends proposed								354,842			(354,842)
Returns Earnings							28,412				(28,412)
			(565,549)	26,895			28,412	354,842	(1,961)		27,649	(129,712)	38,321	(91,391)

At December 31, 2013		8,043,222	232,430	26,895			28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Parent Company
				Revenue reserves								Total
						Unrealized		Additional	Other			Braskem
			Capital	Legal	Tax	profit	Returns	dividends	comprehensive	Treasury	Accumulated	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	Earnings	proposed	income	shares	loss	interest

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457		482,593	315,586	(11,325)	28,692	9,813,480

Comprehensive income for the period:
Loss for the period											(731,143)	(731,143)
Fair value of cash flow hedge, net of taxes									10,716			10,716
Foreign currency translation adjustment									61,662			61,662
									72,378		(731,143)	(658,765)

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes									(952)		952
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,236)		27,236
Actuarial loss with post-employment benefits, net of taxes									(11,816)			(11,816)
									(40,004)		28,188	(11,816)

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting								(482,593)				(482,593)
Capital loss from non-controlling interest									(5,917)			(5,917)
Write-off non-controlling by investments sale									(4,632)			(4,632)
Repurchase of treasury shares										(36,694)		(36,694)
Cancellation of shares			(48,019)							48,019
Absorption of losses				(87,710)	(4,547)	(16,457)					108,714
			(48,019)	(87,710)	(4,547)	(16,457)		(482,593)	(10,549)	11,325	108,714	(529,836)

At December 31, 2012 (Revised)	2.1.1(a)	8,043,222	797,979						337,411		(565,549)	8,613,063

Comprehensive income for the period:
Profit for the period											509,697	509,697
Exchange variation of foreign sales hedge, net of taxes									(1,520,336)			(1,520,336)
Fair value of cash flow hedge, net of taxes									(85,020)			(85,020)
Foreign currency translation adjustment									205,249			205,249
									(1,400,107)		509,697	(890,410)

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes									(967)		967
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,236)		27,236
Actuarial loss with post-employment benefits, net of taxes									169			169
									(28,034)		28,203	169

Contributions and distributions to shareholders:
Absorption of losses	29		(565,549)								565,549
Capital increase from non-controlling interest									(1,961)			(1,961)
Legal reserve				26,895							(26,895)
Mandatory minimum dividends											(127,751)	(127,751)
Additional dividends proposed								354,842			(354,842)
Returns Earnings							28,412				(28,412)
			(565,549)	26,895			28,412	354,842	(1,961)		27,649	(129,712)

At December 31, 2013		8,043,222	232,430	26,895			28,412	354,842	(1,092,691)			7,593,110

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

		Consolidated		Parent Company
	Note	2013	2012	2013	2012
	2.1.1(b)		Revised
Profit (loss) before income tax and social contribution
and after of discontinued operations results		963,948	(1,378,103)	745,239	(1,307,246)

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion		2,056,088	1,924,265	1,302,531	1,193,976
Results from equity investments	15(c)	3,223	25,807	(298,241)	(290,414)
Interest and monetary and exchange variations, net		1,341,770	2,442,973	1,253,324	2,000,307
Other		9,175	294,199	4,298	240,675

		4,374,204	3,309,141	3,007,151	1,837,298

Changes in operating working capital
Held-for-trading financial investments		97,693	16,716	69,982	16,216
Trade accounts receivable		(492,851)	(625,130)	(2,092,346)	(681,681)
Inventories		(927,435)	(566,025)	(431,948)	(495,689)
Taxes recoverable		(448,378)	(458,763)	(68,650)	(302,375)
Prepaid expenses		(8,915)	49,707	(5,626)	45,956
Other receivables		(27,019)	(529,103)	140,710	(710,879)
Trade payables		742,649	2,165,530	1,718,970	1,394,075
Taxes payable		(127,443)	(430,789)	(262,176)	(324,774)
Long-term incentives		(1,131)	(4,808)	(1,132)	(4,808)
Advances from customers		6,344	206,044	(299,268)	245,761
Sundry provisions		139,858	94,382	87,934	52,522
Other payables		308,734	389,032	226,212	326,513

Cash from operations		3,636,310	3,615,934	2,089,813	1,398,135

Interest paid		(1,123,691)	(1,006,840)	(630,918)	(583,738)
Income tax and social contribution paid		(54,828)	(37,283)	(33,569)	(35,403)

Net cash generated by operating activities		2,457,791	2,571,811	1,425,326	778,994

Proceeds from the sale of fixed assets		2,576	115,846
Proceeds from the sale of investments		689,868		689,868
Cash effect from incorporated (discontinued) subsidiary		9,985	(141,348)		394
Acquisitions of investments in subsidiaries and associates		(86)		(414,464)	(84,282)
Acquisitions to property, plant and equipment		(5,656,440)	(2,792,853)	(1,145,447)	(1,375,908)
Acquisitions of intangible assets		(25,748)	(15,734)	(24,782)	(13,384)
Held-for-maturity and available for sale financial investments		25,645	(218)	38,211	19,453

Net cash used in investing activities		(4,954,200)	(2,834,307)	(856,614)	(1,453,727)

Short-term and long-term debt
Obtained borrowings		6,317,022	6,665,938	5,161,555	4,058,052
Payment of borrowings		(7,300,718)	(5,493,015)	(6,070,448)	(4,760,048)
Project finance	19
Obtained funds		4,562,343
Related parties
Obtained loans				1,373,541	1,823,138
Payment of loans				(253,248)	(366,861)
Net current transactions				17,072	(157,210)
Dividends paid		(35)	(482,051)	(34)	(482,051)
Non-controlling interests in subsidiaries		35,628	(20,295)
Repurchase of treasury shares			(36,694)		(36,694)

Net cash provided by financing activities		3,614,240	633,883	228,438	78,326

Exchange variation on cash of foreign subsidiaries		(69,594)	(36,037)

Increase in cash and cash equivalents		1,048,237	335,350	797,150	(596,407)

Represented by
Cash and cash equivalents at the beginning for the period		3,287,622	2,952,272	1,627,928	2,224,335
Cash and cash equivalents at the end for the period		4,335,859	3,287,622	2,425,078	1,627,928

Increase in cash and cash equivalents		1,048,237	335,350	797,150	(596,407)

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

Years ended December 31
All amounts in thousands of reais

			Consolidated	Parent Company
Continued and discontinued operations	Note	2013	2012	2013	2012
	2.1.1(b)		Revised

Revenue		47,209,844	43,376,748	27,817,793	25,248,033
Sale of goods, products and services, including discontinued operations		47,384,014	42,647,728	27,658,207	24,868,066
Other income (expenses), net		(146,837)	779,083	178,263	410,617
Allowance for doubtful accounts		(27,333)	(50,063)	(18,677)	(30,650)
Inputs acquired from third parties		(39,860,100)	(37,141,063)	(23,356,597)	(21,144,265)
Cost of products, goods and services sold		(38,455,954)	(35,782,490)	(22,465,636)	(20,324,249)
Material, energy, outsourced services and others		(1,405,722)	(1,353,377)	(890,744)	(820,111)
Impairment of assets		1,576	(5,196)	(217)	95
Gross value added		7,349,744	6,235,685	4,461,196	4,103,768

Depreciation, amortization and depletion		(2,056,088)	(1,933,776)	(1,302,531)	(1,193,976)

Net value added produced by the entity		5,293,656	4,301,909	3,158,665	2,909,792

Value added received in transfer		770,744	519,926	1,002,029	655,020
Results from equity investments		(3,223)	(14,179)	298,241	290,414
Financial income		773,138	532,012	703,449	364,389
Other		829	2,093	339	217

Total value added to distribute		6,064,400	4,821,835	4,160,694	3,564,812

Personnel		860,593	807,804	514,818	505,687
Direct compensation		663,251	608,193	398,369	378,082
Benefits		146,004	150,947	77,422	91,665
FGTS (Government Severance Pay Fund)		51,338	48,664	39,027	35,940

Taxes, fees and contributions		1,984,334	653,659	925,046	254,347
Federal		1,076,431	(174,029)	348,495	(440,584)
State		891,151	805,363	571,631	687,777
Municipal		16,752	22,325	4,920	7,154

Remuneration on third parties' capital		2,712,435	4,098,677	2,211,133	3,535,921
Financial expenses (including exchange variation)		2,524,737	3,908,924	2,081,922	3,391,552
Rentals		187,698	189,753	129,211	144,369

Remuneration on own capital		507,038	(738,305)	509,697	(731,143)
Profit (loss) for the year		509,697	(1,012,690)	509,697	(731,143)
Non-controlling interests in profit (loss) for the period		(2,659)	(7,162)
Profit from discontinued operations			281,547

Value added distributed		6,064,400	4,821,835	4,160,694	3,564,812

•          The statement of value added is not a required part of a set of financial statements under the standards issued by the International Accounting Standards Board (“IASB”).

The Management notes are an integral part of the financial statements.

Braskem S.A.

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1                    Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), BA, Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), 5 are located in the United States, in the states of Pennsylvania, Texas and West Virginia and 2 are located in Germany. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals - such as ethylene, propylene butadiene, toluene, xylene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives.

Additionally, Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or as shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

The issue of these financial statements was authorized by the Company’s Board of Directors on February 12, 2014.

(a)               Significant operating events

(i)                 In 2012, Sunoco Chemicals, Inc. (“Sunoco”) formally informed the Management of Braskem America, Inc. (“Braskem America”) of its alternative plan to supply feedstock to the PP plant in Pennsylvania, after having announced in December 2011 the definitive shutdown of operations of its refinery. The definitive termination of the supply agreement occurred on June 8, 2012, upon payment of the respective compensation set forth in the contract, in the amount of R$235,962 (Note 33).

Despite the termination of the supply agreement, operations at the unit were maintained through other propylene supply sources.

Another important and fundamental step in maintaining the operations at the plant was the acquisition of a propylene splitter unit from Sunoco on June 29, 2012. This unit transforms refinery-grade propylene into polymer-grade propylene. With the acquisition, Braskem America expanded its supply sources, since the supply of refinery-grade propylene is more abundant in the U.S. market. This acquisition does not represent a business combination, since it does not meet the definitions required by IFRS 3 and its corresponding pronouncement issued by the Committee of Accounting Pronouncements (“CPC”) (CPC 15 (R1)).

(ii)               On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton of PVC*, which expanded Braskem’s total installed capacity to 710 kton*. Total investment in the plant was approximately R$1 billion.

(iii)             On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of RS, a new plant with annual production capacity of 103 kton of butadiene*, which expanded Braskem’s total installed capacity to 477 kton*. Total investment was approximately R$300 million.

Braskem S.A.

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(b)               Corporate events

(i)                On January 27, 2012, the controlling shareholder of Braskem, at the time, BRK Investimentos Petroquímicos S.A. (“BRK”) was proportionally spun-off. In the spin–off, a part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). With the spin-off, BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(ii)              On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, and conducting financial and commercial operations. The capital stock was fully paid up by the Parent Company, a sole partner, in the amount of R$81 (EUR 35 thousand).

(iii)             On February 28, 2012, the Extraordinary Shareholders’ Meeting (“ESM”) of the Parent Company approved the merger of the subsidiary Ideom Tecnologia Ltda. (“Ideom”), based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

(iv)             On April 30, 2012, the capital stock of the subsidiaries Braskem Petroquímica S.A. (“Braskem Petroquímica”) and Rio Polímeros S.A. (“Riopol”) was increased in the amounts of R$649,639 and R$738,799, respectively, without the issue of new shares. The increases occurred through utilization of the balances recorded under advance for future capital increase.

(v)               On June 27, 2012, Braskem Áustria incorporated Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”), which has capital of R$8 (EUR 3 thousand). The purpose of this subsidiary is to hold equity interests in other companies.

(vi)             On June 30, 2012, BRK was merged into its parent company OSP, which changed its interest to 50.11% and 38.11% of the voting and total capital of the Parent Company, respectively, held directly and indirectly.

(vii)           On August 27, 2012, Braskem Áustria incorporated Braskem Áustria Finance GmbH (“Braskem Áustria Finance”), which has paid up capital of R$47 (EUR 18 thousand). The subsidiary’s purpose is to raise funds in international financial markets.

(viii)         On September 3, 2012, a capital increase at the subsidiary Braskem Distribuidora Ltda. (“Braskem Distribuidora”) was approved, with the transfer of the facilities comprising the Water Treatment Unit (WTU) of the Basic Petrochemicals Unit at the Camaçari Petrochemical Complex (BA), in the amount of R$75,024, which corresponds to the residual book value of the assets in this unit, along with the change in the type of company to a corporation operating under the new corporate name of Braskem Distribuidora S.A.

(ix)             On November 5, 2012, in an ESM, approval was given for the increase in the capital stock of the subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”), in the amount of R$41,573 (MXN$266.666 thousand), through the issue of 86,052 Class “A” shares, which was fully paid in by the Parent Company. Subsequently, part of the capital was returned to the non-controlling shareholder, which resulted in an increase in the interest held by the Parent Company in the capital stock of Braskem Idesa, from 65% to 75%.

Braskem S.A.

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(x)               On November 9, 2012, the ESM approved the change in the company name of Braskem Distribuidora to Distribuidora de Águas Camaçari S.A. (“Braskem Distribuidora”).

(xi)             On December 11, 2012, through a series of corporate decisions, the subsidiary Braskem America became a wholly owned subsidiary of Braskem Europe GmbH (“Braskem Alemanha”).

(xii)           On December 17, 2012, the ESM approved the change in the type of company of Braskem Petroquímica S.A. to a limited liability company, with the new corporate name Braskem Petroquímica Ltda. (“Braskem Petroquímica”).

(xiii)         On December 28, 2012, the Parent Company and Braskem Participações S.A. (“Braskem Participações”) entered into a private instrument for the purchase and sale of shares through which it sold all shares of the subsidiary Braskem Distribuidora (Note 5).

(xiv)         On December 28, 2012, the Parent Company entered into a private instrument for the purchase and sale of shares through which it sold its interest in the subsidiary Cetrel S.A. (“Cetrel”) (Note 5).

(xv)           Braskem and Petroquímica de Venezuela S.A. (“Pequiven”) decided to concentrate their estimated investments in Venezuela in the jointly-controlled investment Polipropileno Del Sur (“Propilsur”). As a result of this decision, the shareholders meeting held in 2012 decided to withdraw the interest held by Braskem in the jointly-controlled investment Polietilenos de America (“Polimerica”).

(xvi)         On January 24, 2013, Braskem Participações acquired from Braskem Chile Ltda. (“Braskem Chile”), 215,552 common shares issued by Braskem Argentina S.A. (“Braskem Argentina”) for CLP$21,667 thousand.

(xvii)       On May 15, 2013, the ESM approved the increase in the capital stock of the subsidiary Braskem Idesa, without the issue of new shares, in the amount of R$141,620 (MXN$850,061 thousand), through capital injection of R$106,214 (MXN$637,546 thousand) by the Parent Company and R$35,406 (MXN$212,515 thousand) by the non-controlling shareholder.

(xviii)     On July 1, 2013, the Parent Company acquired 2 thousand common shares of Odebrecht Comercializadora de Energia S.A. (“OCE”), equivalent to 20% of the capital of that company, whose main corporate purpose is to buy and sell energy in the spot market. Due to the provisions in the shareholders' agreement, OCE was classified as a jointly-controlled investment..

(xix)         On August 30, 2013, the ESM approved the merger of Riopol with Braskem Qpar S.A. (“Braskem Qpar”) and the increase in its capital from R$4,252,353 to R$7,131,165, through the issue of 293,604,915 common shares.

(xx)           On September 19, 2013, the parent company and Braskem Austria acquired the shares issued by Braskem Mexico and held by Braskem Participações and Braskem Importação e Exportação Ltda. (“Braskem Importação”) for R$1,803 and R$1, respectively.

(xxi)         On November 1, 2013, approval was given to increase the capital of the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) through the transfer of assets of the WTU at the Basic Petrochemicals Unit in the Triunfo Petrochemical Complex in RS, amounting to R$37,561. On December 27, 2013, approval was given to a capital increase of R$151 through the transfer of assets, after which the capital increased to R$37,717.

Braskem S.A.

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(xxii)       On November 21, 2013, Braskem Mexico constituted Braskem Mexico Servicios S. de R. L. de C.V. (“Braskem Mexico Serviços”), whose capital amounts to MXN$3 thousand. The purpose of this subsidiary is to provide services to Braskem Mexico.

(xxiii)     On November 27, 2013, Common Industries Ltd. (“Common”) repurchased 49,995 of its shares held by Braskem Qpar for US$2,591 thousand. On the same date, Braskem Incorporated Limited (“Braskem Inc”) acquired 5 common shares of Common, also held by Braskem Qpar, for US$259. Furthermore, on the same date Common canceled the shares and Braskem Inc. became the sole shareholder.

(xxiv)     On December 17, 2013, the Parent Company entered into a share sales agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), through which it committed to acquire, upon the fulfillment of certain conditions provided for in the Agreement ("Acquisition"), shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”).

Solvay Indupa, which produces PVC and caustic soda, has two integrated production sites located in: (i) Santo André, (SP), with the capacity to produce 300 kton of PVC* and 170 kton of caustic soda*; and (ii) Bahía Blanca in the Province of Buenos Aires, Argentina, with the capacity to produce 240 kton of PVC* and 180 kton of caustic soda*.

The Agreement provides for the acquisition by Braskem of 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa that are held by Solvay Argentina, at the price of US$ 0.085, to be paid upon the settlement of the acquisition. The acquisition price is based on the Enterprise Value of US$ 290 million.

Meanwhile, Solvay Indupa holds, as of December 31, 2013, (i) 158,534,671 shares in Solvay Indupa do Brasil S.A. (“Indupa Brasil”) representing 99.99% of the total and voting capital of Indupa Brasil; and (ii) 1,010,638 shares in Solalban Energía S.A. (“Solalban”) representing 58.00% of the total and voting capital of Solalban. As a result of the Acquisition, Braskem will become an indirect shareholder of Indupa Brasil and of Solalban.

As a result of the Acquisition, Braskem carried out a public tender offer on December 18, 2013 for shares representing 29.41% of the capital of Solvay Indupa traded on the Buenos Aires Stock Exchange - BCBA, pursuant to governing legislation, and also plans to cancel the registration of Solvay Indupa at the Securities and Exchange Commission of Brazil - (“CVM”).

The conclusion and effective implementation of the acquisition is subject to, among other operational conditions, approval by Brazil’s antitrust agency Administrative Council for Economic Defense – (“CADE”).

(xxv)       On December 30, 2013, Quantiq changed its corporate type to limited liability company, with its new name being Quantiq Distribuidora Ltda.

Braskem S.A.

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(xxvi)     On December 31, 2013, the parent company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary DAT for R$315 million, to be received during 2014.

The investments in DAT are shown in the balance sheet as “non – current assets held for sale”. DAT did not register results or hold liabilities in the year ended on December 31, 2013, and held only fixed assets.

The change of administration with the consequent transfer of management of the DAT operations will only occur in 2014.

* Unaudited

(c)               Net working capital

On December 31, 2013, net working capital at the Parent Company was negative R$564,412 (negative R$1,594,367 in 2012). On the other hand, consolidated net working capital was positive R$1,402,327 (2012 – R$35,700).  The consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reasons, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the consolidated group.

Braskem also has three revolving credit lines that may be used at any time (Note 4.3).

(d)               Effect of foreign exchange variation

The Company is exposed to foreign exchange variation on the balances and transactions made in currencies other than its functional currencies, particularly in U.S. dollar, such as financial investments, trade accounts receivable, trade payables, borrowings and sales. In addition to the exchange effect of the U.S. dollar in relation to the Brazilian real, Braskem is exposed to the U.S. dollar through its subsidiaries abroad, particularly in Euros and Mexican peso. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date of each operation.

The following table shows the U.S. dollar average and end-of-period exchange rates for the fiscal years in this report:

Effect of foreign exchange variation

End of period rate

U.S. dollar - Brazilian real, 2013	2.3426	U.S. dollar - Mexican peso, 2013	13.1005	U.S. dollar - euro, 2013	0.7261
U.S. dollar - Brazilian real, 2012	2.0435	U.S. dollar - Mexican peso, 2012	13.0327	U.S. dollar - euro, 2012	0.7582
Appreciation of the U.S. dollar in relation to the Brazilian real	14.64%	Appreciation of the U.S. dollar in relation to the Mexican peso	0.52%	Devaluation of the U.S. dollar in relation to the euro	-4.23%

Average rate

U.S. dollar - Brazilian real, 2013	2.3455	U.S. dollar - Mexican peso, 2013	13.0088	U.S. dollar - euro, 2013	0.7296
U.S. dollar - Brazilian real, 2012	2.0778	U.S. dollar - Mexican peso, 2012	12.8647	U.S. dollar - euro, 2012	0.7619
Appreciation of the U.S. dollar in relation to the Brazilian real	12.88%	Appreciation of the U.S. dollar in relation to the Mexican peso	1.12%	Devaluation of the U.S. dollar in relation to the euro	-4.24%

Braskem S.A.

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2                    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied to the years presented, with the exception of the cases mentioned in Note 2.1.1.

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1        Revised

The financial statements of 2012 was retrospectively revised to reflect (a) the effects of the retroactive application of CPC 33 (R1) and IAS 19. The income statements for 2012 was also retrospectively revised to reclassify (b) the results from discontinued operations to continuing operations of IQ Soluções & Química S.A. (“Quantiq”) and IQAG Armazéns Gerais Ltda. (“IQAG”) resulting from the Company’s decision to not sell assets previously held for sale.

In additional, the Company revised the “Other comprehensive income or loss” at the statement of operations separating the items between “Items that will be reclassified subsequently to profit or loss” and “ Items that will not be reclassified to profit and loss”.

(a)               Post-employment benefits plans

Until 2012, actuarial gains and losses arising from actuarial remeasurement were not recognized if they were lower than 10% (a) of the present value of the defined benefit obligation; and (b) of the fair value of any assets of the plan. The accounting practice adopted in accordance with CPC 33 (R1) and IAS 19 is in note 2.20.

Braskem S.A.

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(b)               Held-for-sale assets

The Management of the Company decided to maintain the investments in Quantiq and IQAG. Hence, the Company is consolidating the effects of the income statements with retroactive effect in 2012. The Company recorded charges of R$7,300 related to amortization and depreciation in 2013. The effect of those expenses for prior year is immaterial as the decision to classify these investments as held for sale occurred on December 07, 2012.

The assets and liabilities of these companies in 2012 are being shown under the items “Non-current assets held for sale” and “Liabilities related to non-current assets held for sale”.

Consolidated information from the balance sheets of Quantiq and IQAG:

2012

Assets
Cash and cash equivalents	9,985
Trade accounts receivable	17,897
Inventories	106,386
Property, plant and equipment	56,727
Intangible assets	13,246
Other	73,587

Total assets	277,828

Liabilities
Trade payables	101,893
Borrowings	1,095
Payroll and related charges	5,232
Other	1,550

Total liabilities	109,770

Braskem S.A.

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The effects of the resubmission of items (a) and (b) are shown below:

Balance sheet

						2012
	Consolidated				Parent company
		(a) Post-			(a) Post-
		employment			employment
Assets	Published	benefits	Revised	Published	benefits	Revised

Current assets and non-current assets
held for sale	12,692,327		12,692,327	8,182,981		8,182,981

Non-current
Deferred income tax and social contribution	2,055,621	6,388	2,062,009	1,100,611		1,100,611
Investments in subsidiaries and	-	-	-	-	-	-
jointly-controlled investments	86,842		86,842	9,571,515	(11,816)	9,559,699
Other non-current assets	26,328,788		26,328,788	16,522,806		16,522,806

	28,471,251	6,388	28,477,639	27,194,932	(11,816)	27,183,116

Total assets	41,163,578	6,388	41,169,966	35,377,913	(11,816)	35,366,097

Liabilities

Current liabilities and non-current liabilities
held for sale	12,656,627		12,656,627	9,777,348		9,777,348

Non-current
Deferred income tax and social contribution	2,138,622	18,204	2,138,622	1,015,743		1,015,743
Other non-current liabilities	17,704,529	18,204	17,722,733	15,959,943		15,959,943

	19,843,151	(11,816)	19,861,355	16,975,686		16,975,686

Equity
Other comprehensive income	349,227	(11,816)	337,411	349,227	(11,816)	337,411
Other equity	8,226,760		8,226,760	8,275,652		8,275,652

Total attributable to the Company's shareholders	8,575,987	(11,816)	8,564,171	8,624,879	(11,816)	8,613,063

Non-controlling interest	87,813		87,813

	8,663,800	(11,816)	8,651,984	8,624,879	(11,816)	8,613,063

Total liabilities and equity	41,163,578	6,388	41,169,966	35,377,913	(11,816)	35,366,097

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Statement of operations

			2012
			Consolidated
		(b) Assets held
	Published	for sale	Revised
Continued operations
Net sales revenue	35,513,397	646,930	36,160,327
Cost of products sold	(32,209,958)	(499,110)	(32,709,068)

Gross profit	3,303,439	147,820	3,451,259

Income (expenses)
Selling and distribution	(968,337)	(22,028)	(990,365)
General and administrative	(998,261)	(72,768)	(1,071,029)
Research and development	(106,198)	1	(106,197)
Results from equity investments	(25,807)		(25,807)
Other operating income (expenses), net	333,767	(310)	333,457

Operating profit	1,538,603	52,715	1,591,318

Financial results
Financial expenses	(3,902,499)	(23,710)	(3,926,209)
Financial income	530,182	1,746	531,928

	(3,372,317)	(21,964)	(3,394,281)

Profit (loss) before income tax and
social contribution	(1,833,714)	30,751	(1,802,963)

Current and deferred income tax and social contribution	793,376	(10,265)	783,111
	793,376	(10,265)	783,111

Profit (loss) for the period of continued operations	(1,040,338)	20,486	(1,019,852)

Discontinued operations results
Profit (loss) from discontinued operations	451,262	(26,402)	424,860
Current and deferred income tax and social contribution	(149,229)	5,916	(143,313)
	302,033	(20,486)	281,547

Loss for the year	(738,305)		(738,305)

Attributable to:
Company's shareholders	(731,143)		(731,143)
Non-controlling interest	(7,162)		(7,162)

	(738,305)		(738,305)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Statement of comprehensive income

	Consolidated			Parent company
	Published	(b) Post-employment benefits	Revised	Published	(b) Post-employment benefits	Revised

Loss for the year	(738,305)		(738,305)	(731,143)		(731,143)

Other comprehensive income or loss:
Items that may be reclassified subsequently to profit or loss
Fair value of cash flow hedge	16,238		16,238	16,238		16,238
Income tax and social contribution	(5,522)		(5,522)	(5,522)		(5,522)
	10,716		10,716	10,716		10,716

Foreign currency translation adjustment	78,780		78,780	61,662		61,662

Total	89,496		89,496	72,378		72,378

Items that will not be reclassified to profit or loss:
Defined benefit plan actuarial (loss) gain		(18,204)	(18,204)		(18,204)	(18,204)
Income tax and social contribution		6,388	6,388		6,388	6,388

Total		(11,816)	(11,816)		(11,816)	(11,816)

Total other comprehensive income or loss	89,496	(11,816)	77,680	72,378	(11,816)	60,562

Total comprehensive income or loss for the year	(648,809)	(11,816)	(660,625)	(658,765)	(11,816)	(670,581)

Attributable to:
Company's shareholders - continued operations	(940,312)	(11,816)	(952,128)
Company's shareholders - discontinued operations	281,547		281,547
Non-controlling interest	9,956		9,956

Total comprehensive income or loss for the year	(648,809)	(11,816)	(660,625)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.1.2        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with accounting practices adopted in Brazil, including the standards issued by the CPC, and in accordance with the IFRS issued by the IASB.

(a)               Consolidation

The financial statements of subsidiaries and specific purpose entities included in the consolidated financial statements have been prepared in accordance with the same accounting practices as those adopted by the parent company.

The consolidation process provided for in pronouncements CPC 36 (R3) and IFRS 10 corresponds to the sum of balance sheet accounts and profit and loss, in addition to the following eliminations:

a)      the investments of the Parent Company in the equity of subsidiaries;

b)      balance sheet accounts between companies;

c)      income and expenses arising from commercial and financial operations carried out between companies; and

d)      the portions of profit and loss for the year and assets that correspond to unrealized gains and unrealized losses with third parties on transactions between companies.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The consolidated financial statements comprise the financial statements of the Parent Company and the following entities:

	Total interest - %
	Headquarters (Country)	2013	2012
Direct and Indirect subsidiaries
Braskem Alemanha	Germany	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)	USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	Argentina	100.00	100.00
Braskem Austria	Austria	100.00	100.00
Braskem Austria Finance	Austria	100.00	100.00
Braskem Chile	Chile	100.00	100.00
Braskem Espanha	Spain	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	Cayman Islands	100.00	100.00
Braskem Idesa	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00
Braskem Importação	Brazil	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)	Cayman Islands	100.00	100.00
Braskem México Serviços	Mexico	100.00
Braskem México, S de RL de CV (“Braskem México”)	Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)	Netherlands	100.00	100.00
Braskem Participações	Brazil	100.00	100.00
Braskem Petroquímica	Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)	Chile	100.00	100.00
Braskem Qpar	Brazil	100.00	100.00
Common	British Virgin Islands	100.00	100.00
DAT	Brazil	100.00
IQAG	Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)	Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	Brazil	100.00	100.00
Quantiq	Brazil	100.00	100.00
Riopol	Brazil		100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado
Longo Prazo ("Fundo Júpiter)	Brazil	100.00	100.00

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a.i)     Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Adjusted shareholders' equity		Adjusted profit (loss) for the period
	2013	2012	2013	2012

Braskem Idesa	137,116	87,813	(2,659)	(7,162)
Total	137,116	87,813	(2,659)	(7,162)

(a.ii)    Reconciliation between equity and profit (loss) for the year of parent company and consolidated

		Shareholders' equity		Profit (loss) for the period
	Note	2013	2012	2013	2012
	2.1.1(a)		Revised
Parent Company		7,593,110	8,613,063	509,697	(731,143)
Braskem shares owned by subsidiary Braskem Petroquímica		(48,892)	(48,892)
Non-controlling interest of Braskem Idesa		137,116	87,813	(2,659)	(7,162)
Consolidated		7,681,334	8,651,984	507,038	(738,305)

2.1.3        Parent company financial statements

The Parent Company financial statements have been prepared in accordance with accounting practices adopted in Brazil, following the provisions in Federal Law 6,404/76, and subsequent amendments (“Brazilian Law of Corporations”), and the standards issued by CPC, and are disclosed together with the consolidated financial statements. The accounting practices adopted in Brazil applicable to the Parent Company financial statements differ from International Financial Reporting Standards (“IFRS”) only in relation to the valuation of investments in subsidiaries and associates based on the equity accounting method, instead of cost or fair value in accordance with IFRS.

2.2              Operating segment reporting

This information is prepared and presented consistently with the internal report provided to the Chief Executive Officer, who is the main operating decision-maker and responsible for allocating resources and assessing performance of the operating segments (Note 36).

The determination of results per segment takes into consideration transfers of goods and provision of services between segments that are considered arm’s length sales and stated based on market prices.

2.3              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real, determined in accordance with CPC 02 (R2) and IAS 21.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Brazilian real as functional currency

The company has a few companies abroad that also use the real as their functional currency. Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations as “financial income” and “financial expenses”, respectively, except those designated for hedge accounting, which are, in this case, deferred in equity as cash flow hedges.

(c)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly-controlled investment have a different functional currency from that of the Parent Company, as follows:

				Braskem		Braskem
		Braskem Idesa	Braskem	México	Braskem	America	Braskem	Braskem
Propilsur	Braskem Idesa	Serviços	México	Serviços	America	Finance	Alemanha	Áustria
USD	MXN	MXN	MXN	MXN	USD	USD	EUR	EUR

USD = U.S. dollar

EUR = Euro

MXN = Mexican peso

The financial statements of these companies are translated into reais based on the following rules:

•         assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•         equity is converted at the historical rate, that is, the foreign exchange rate prevailing on the date of each transaction; and

•         income and expenses for each statement of operations are translated at the monthly average rate.

All resulting exchange differences are recognized as a separate component of equity in the account “other comprehensive income”. When a foreign investment is partially or fully written off for any reason, the respective exchange differences recorded in equity are recognized in the statement of operations as part of the gain or loss on the transaction.

2.4              Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an immaterial risk of change in value (Note 6).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.5              Financial assets

2.5.1        Classification and measurement

Financial assets are classified as held for trading, loans and receivables held to maturity. This classification depends on the purpose for which they were acquired.

These financial assets are derecognized when the corresponding rights to receive cash flows have been received or transferred and the Company has transferred substantially all risks and rewards of ownership of the related assets.

Eventual expenses with the acquisition or sale of held-for-trading financial assets are expensed in the statement of operations. For the other financial assets, these expenses, when significant, are added to their respective fair value.

(a)               Held-for-trading financial assets – these are measured at fair value and they are held to be actively and frequently traded in the short term. The assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated for hedge accounting (Note 2.6).

Held-for-trading financial assets are carried at fair value on an ongoing basis. Gains or losses arising from changes in the fair value of these financial assets are presented in “financial results” in the period in which they arise.

(b)               Loans and receivables - these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise loans to related parties and accounts with associates (Note 10), trade accounts receivable (Note 8), other accounts receivable (Note 14), cash and cash equivalents (Note 6) and financial investments (Note 7).

Loans and receivables are carried at amortized cost using the effective interest method. These assets are stated at cost of acquisition, plus earnings accrued, against profit or loss for the year.

Assets held to maturity – the Company’s held-to-maturity financial investments comprise mainly quotas of investment funds in credit rights.

2.5.2        Impairment of financial assets

The Company permanently assesses the existence of objective evidence that a financial asset, classified as loans and receivables or held-to-maturity is impaired. The criteria the Company uses to determine that there is objective evidence of an impairment loss include:

a)      significant financial difficulty of the issuer or debtor;

b)      a breach of contract by the issuer or debtor, such as a default or delinquency in interest or principal payments;

c)      it becomes probable that the debtor will enter bankruptcy or other financial reorganization; or

d)      the disappearance of an active market for that financial asset because of financial difficulties.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Losses are recorded when there is objective evidence of impairment as a result of one more events that occurred after the initial recognition of the asset and that loss event has an impact on the future cash flows that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of future cash flows carried to their future value at market rates and discounted at the financial asset’s original effective interest rate. This methodology does not apply to the calculation of the provision for impairment.

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from related parties are not considered in this calculation.

2.6              Derivative and non-derivative financial instruments and hedging activities

Derivatives are recognized at fair value on an ongoing basis. The recognition of the gain or loss in profit or loss depends on whether the derivative is designated as a hedging instrument.

(a)               Designated as hedge accounting

Management may designate certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. It may also designate non-derivative financial instruments as hedge for highly probable future sales in foreign currency (cash flow hedge). The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk Management objectives and strategy for undertaking various hedging transactions. It also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion (i) of the changes in the fair value of hedge derivatives and (ii) of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in the statement of operations as “financial result”.

When the hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in profit or loss when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to “financial result”.

The cash flow hedge transactions carried out by the Company are described in Note 20.2.1(b).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Derivatives at fair value through profit or loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”, regardless of the instrument contracted.

2.7              Trade accounts receivable

Trade accounts receivable are recognized at the amount billed net of the allowance for doubtful accounts. The Company’s billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale (Note 8).

2.8              Inventories

Inventories are stated at the lower between the average acquisition or production cost or at the estimated retail price, net of taxes. The Company determines the cost of its production using the absorption method, and uses the weighted average cost to determine the value of its inventories.

2.9              Discontinued operations

The Company classifies as discontinued the operations related to cash generating units or reportable operating segment that have been divested or are undergoing divestment and are classified as held-for-sale.

Profit or loss from discontinued operations is presented in a single item on the statement of operations for the fiscal year. In addition, detailed information is also reported, as follows:

(i) revenue, cost of sales, general and administrative expenses and profit or loss before income tax and social contribution;

(ii) income tax and social contribution;

(iii) gains from the sale of assets that comprise the discontinued operation; and

(iv) income tax and social contribution related to item (iii) above.

Profit or loss from discontinued operations is recognized after eliminating the revenues and expenses arising from any commercial and financial operations carried out among the companies.

2.10          Investments in subsidiaries

The Company controls an entity when it is exposed or entitled to variable returns on account of its involvement with the entity and is capable of affecting these returns through its power over the entity.

Investment gains and losses arising from transactions with non-controlling shareholders are directly recorded in equity in “other comprehensive income”. These gains and losses are transferred to profit or loss for the year when the Company ceases to have control over the related subsidiary.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The Company recognizes, in the Parent Company’s financial statements, a provision for losses in subsidiaries at an amount equivalent to the net capital deficiency of these subsidiaries. This provision is recorded in non-current liabilities with a contra-entry to the account “results from equity investments”.

The unrealized gains in operations between the Parent Company and its subsidiaries that are still recorded in the assets held by the Company are fully eliminated from the financial statements of the Parent Company.

2.11          Investments in associates and other investments

Associates are all entities over which the Company has the power to participate in the financial and operating decisions without having control (significant influence). Investments in associates are initially accounted for at cost and subsequently using the equity method and they may include possible goodwill identified on acquisition, net of any accumulated impairment loss.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these investments.

Other investments are stated at acquisition cost, less provision for adjustments to market value, when applicable.

2.12          Investments in jointly-controlled investments

Jointly-controlled investments are all entities over which the Company shares, under an agreement, control with one or more parties. Investments in jointly-controlled investments are initially accounted for at cost and subsequently using the equity method.

The unrealized gains in operations between the Company and its jointly-controlled investments are eliminated proportionately to its interest in these investments.

2.13          Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated depreciation and provision for impairment, when applicable. The cost includes:

(a)      the acquisition price and the financial charges incurred in borrowings during the phase of construction (Note 16), and all other costs directly related with making the asset usable; and

(b)     the fair value of assets acquired through business combinations.

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i).

The machinery, equipment and installations of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Costs of materials and outsourced services that are directly attributable to these shutdowns are capitalized when (i) it is probable that future economic benefits associated with these costs will flow to the Company; and (ii) these costs can be measured reliably. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis. The average depreciation and depletion rates used, determined based on the useful lives of the assets, are presented in Note 16.

Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

The Company does not attribute a residual value to assets due to its insignificance.

2.14          Intangible assets

The group of accounts that comprise the intangible assets is the following:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC and IFRS pronouncements and represent the excess of the amount paid over the amount of equity of the entities acquired. Upon adoption of the CPC and IFRS pronouncements in 2009, the Company applied the exemption related to business combinations prior to January 1, 2009 and did not remeasure these amounts. This goodwill has not been amortized since that date and it is tested annually for eventual impairment.

(b)               Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years)

Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c)               Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(d)               Software

Software is recorded at cost net of accumulated amortization. Cost includes the acquisition price and/or internal development costs and all other costs directly related with making the software usable. All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

2.15          Impairment of non-financial assets

Assets that have indefinite useful lives, as goodwill based on future profitability, are not subject to amortization and are tested annually for impairment. This goodwill is allocated to the Cash Generating Units (“CGU”) or operating segments for the purposes of impairment testing.

Assets that that have defined useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell; (ii) and its value in use. Taking into consideration the peculiarities of the Company’s assets, the value used for assessing impairment is the value in use, except when specifically indicated otherwise. The value in use is estimated based on the present value of future cash flows (Note 16(a)).

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that can be CGUs or operating segments.

2.16          Trade payables

Trade payables are obligations arising from the acquisition of goods or services in the ordinary course of business and they are recorded at the amount billed. When applicable, they are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction. The Company calculates the adjustment to present value for operations that have material impact on its financial statements.

2.17          Borrowings

Borrowings are recognized initially at fair value and  net of the transaction costs incurred in structuring the transaction, when applicable. Subsequently, borrowings are presented with the charges and interest in proportion to the period incurred.

2.18          Provisions

Provisions are recognized in the balance sheet when (i) the Company has a present legal, contractual or constructive obligation as a result of past events, (ii) it is probable that an outflow of financial resources will be required to settle the obligation and (iii) the amount can be reliably estimated.

The provisions for tax, labor and other contingencies are recognized based on Management’s expectation of probable loss in the respective proceedings and supported by the opinion of the Company’s external legal advisors (Note 23).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The contingencies assumed in a business combination for which an unfavorable outcome is considered possible are recognized at their fair value on the acquisition date. Subsequently, and until the liability is settled, these contingent liabilities are measured at the higher of the amount recorded in the business combination and the amount that would be recognized under CPC 25 and IAS 37.

Provisions are measured at the present value of the expenditures required to settle the obligation using a rate before tax effects that reflects current market assessments. The increase in the provision due to passage of time is recognized in “financial results”.

2.19          Current and deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items recorded in equity.

Deferred income tax and social contribution are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. On the other hand, the deferred income tax and social contribution are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred income tax and social contribution assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized based on projections of future results prepared and based on internal assumptions and future economic scenarios that will allow for their utilization. The amounts accounted for and projections are regularly reviewed.

Deferred income tax and social contribution assets and liabilities are presented net in the balance sheet when there is a legally enforceable right to offset them upon the calculation of current taxes. Accordingly, deferred tax assets and liabilities in different companies or countries are generally presented separately, and not on a net basis.

Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

2.20          Post-employment benefits

The Company sponsors a defined contribution plan and defined benefit plans.

(i)        Defined contribution plan

For the defined contribution plan, the Company pays contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the Company does not have any further obligations related to additional payments.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(ii)       Defined benefit plan

The defined benefit plans are financed by the payment of contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plans, as well as the existence of actuarial gains and losses.

The liability recognized in respect of these plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted by actuarial gains or losses and past-service costs.

The cost components of defined-benefit plans are recognized as follows:

(i)            actuarial gains and losses from the actuarial remeasurement are recognized under “other comprehensive income”.

(ii)          costs of past services are recognized as profit or loss as they are incurred; and

(iii)        the net amount of interest on the assets and liabilities of the plan are recorded in the financial results of the year.

2.21          Contingent assets and liabilities and judicial deposits

The recognition, measurement and disclosure of contingent assets and liabilities and judicial deposits are performed in accordance with CPC 25 and IAS 37 as follows:

(i)            Contingent assets – are not recognized in the books, except when Management considers, supported by the opinion of its external legal advisors, the gain to be virtually certain or when there are secured guarantees or for which a favorable final and unappealable decision has been rendered.

(ii)          Contingent liabilities – are not recognized, except when Management considers, supported by the opinion of its external legal advisors, that the chances of an unfavorable outcome is probable. For unrecognized contingencies, the Company discloses the main proceedings for which an unfavorable outcome is assessed as a possible in (Note 28).

(iii)        Judicial deposits – are maintained in non-current assets without the deduction of the related provisions for contingencies or legal liabilities, unless such deposit can be legally offset against liabilities and the Company intends to offset such amounts.

2.22          Distribution of dividends

The distribution of dividends to shareholders of the company is recognized based on Brazilian Corporation Law and on the bylaws of the Company.

Upon closing the balance sheet, the amount corresponding to the minimum mandatory dividend (Note 29(b)) is registered in current liabilities under “dividends and interest on capital” since it is considered a legal obligation provided for in the bylaws of the Company. The portion of dividends that exceeds the minimum mandatory amount is represented in “additional proposed dividend”, in the “revenue reserves” group under shareholders' equity. Once approved by the shareholders’ meeting, this portion is transferred to current liabilities.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

2.23          Recognition of sales revenue

Sales revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of taxes, returns and rebates.

Revenue from the sale of goods is recognized when (i) the amount of revenue can be reliably measured and the Company no longer has control over the goods sold; (ii) it is probable that future economic benefits will be received by the Company; and (iii) all legal rights and risks and rewards of ownership have been transferred to the customer. The Company does not make sales with continued Management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment at which the legal right, as well as the risks and rewards, are substantially transferred to the customer and determined as follows:

(i)             for contracts in which the Company is responsible for freight and insurance, the legal right, as well as the risks and rewards, are transferred to the customer after the good is delivered at the contractually agreed destination;

(ii)          for contracts in which the freight and insurance are the responsibility of the customer, the risks and rewards are transferred at the moment the goods are delivered at the client’s shipping company; and

(iii)        for contracts in which the delivery of the goods involves the use of pipelines, particularly basic petrochemicals, the risks and rewards are transferred immediately after the Company’s official measures, which is the point of delivery of the goods and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and product transfers are included in cost of sales.

2.24          Rules, changes and interpretation applied for the first time in 2013

Braskem applied for the first time in 2013 the effects of CPC 33 (R1) and IAS 19 – “Employee benefits” (Note 2.1.1 (a)) and the amendment of CPC 26 (R1) and IAS 1 – “Presentation of Financial Statements” including the disclosure of profits and losses in other comprehensive income that will affect or not the result of the period at the Financial of Operations.

There are other changes applied for the first time in 2013. Nonetheless, they have no impact to the Company financial statements.

2.25          Rules, changes and interpretations of standards that will be in force in 2014

Rules, changes and interpretations of standards that will be in force in 2014 and have not been adopted early by the Company:

IAS 32 – “Financial Instruments: Presentation” provides further clarification in addition to the application guidance in IAS 32 on the requirement to offset financial assets and liabilities in the balance sheet. The standard will be applicable as of January 1, 2014. This standard has not yet been issued by the CPC.

IFRS 10, IFRS 12 and IAS 27 - "Investment Entities" – in October 2012, IASB issued an amendment to the IFRS 10, IFRS 12 and IAS 27 standards, which defines investment entities and introduces an exception to the consolidation of subsidiaries by investment entities, also establishing the accounting treatment in these cases.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

These will be applicable as of January 1, 2014.  These standards have not yet been issued by the CPC.

The Company analyzed these standards and concluded that there will be no impacts on its consolidated financial statements.

2.26          Rules, changes and interpretations of standards that are not yet in force

Rules, changes and interpretations of standards that currently are not in force and have not been adopted early by the Company:

IFRS 9 – “Financial Instruments” outlines the requirements for the classification, measurement and recognition of financial assets and liabilities IFRS 9 was issued in November 2009 and October 2010 and substitutes the paragraphs in IAS 39 related to the classification and measurement of financial instruments. IFRS 9 required classification of financial assets into two categories: measured at fair value and measured at amortized cost.  Classification is determined when the financial asset is initially recognized. Classification depends on the business model of the entity and the characteristics of the cash flow arrangements of the financial instruments. For financial liabilities, the standard maintains most of the requirements under IAS 39. The main change is when the fair value option is adopted for financial liabilities, in which case the portion of change in fair value that is attributable to changes in the credit risk of the entity is registered in “other comprehensive income” and not in the statement of operations, except for cases in which this results in accounting mismatches. The standard will be applicable as of January 1, 2015. This standard has not yet been issued by the CPC.

3                    Application of critical accounting practices and judgments

Critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by Management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in estimates are presented below:

3.1              Deferred income tax and social contribution

The Company keeps a permanent record of deferred income tax and social contribution on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. This information is in the Business Plan, which is approved by the Board of Directors. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, price of naphtha, expected market growth, Gross Domestic Product (“GDP”), exchange variation, interest rate, inflation rate and fluctuations in the

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

supply and demand of inputs and finished products are obtained from expert external consultants, historical performance and results of the Company and its capacity to generate taxable income, improvement in the utilization rates of the Company's plants based on market growth and internal programs focused on operational efficiency, specific incentives from the Brazilian government for the petrochemical sector in Brazil. The Company annually reviews the projection of taxable income. If this projection shows that the taxable income will not be sufficient to absorb the deferred tax, the corresponding portion of the asset that cannot be recovered is written off.

The tax losses and negative social contribution bases do not expire under the Brazilian taxation regime, as do tax losses in Germany.

3.2              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments. The fair values recognized in its financial statements may not necessarily represent the amount of cash that the Company would receive or pay upon the settlement of the transactions.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the Management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. In December 2013, this analysis concluded that the useful lives applied in 2013 should be maintained in 2014.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, volume of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s Management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are absolutely immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The useful lives applied to the assets determined the following average depreciation and depletion rates:

		(%)
	2013	2012
Buildings and improvements	3.42	3.59
Machinery, equipment and installations	7.23	7.25
Mines and wells	8.96	9.01
Furniture and fixtures	10.28	10.75
IT equipment	21.21	20.50
Lab equipment	9.30	9.90
Security equipment	9.83	9.99
Vehicles	20.02	18.71
Other	15.86	19.54

3.4              Business combination

In accordance with CPC 15(R1) and IFRS 3, the Company must allocate the cost of the assets acquired and the contingencies and liabilities assumed based on their estimated fair values on the acquisition date.

The Management of the Company exercises a significant amount of judgment when measuring tangible assets, identifying and measuring intangible assets, identifying and measuring risks and contingencies, measuring other assets acquired and liabilities assumed and determining remaining useful lives. The use of assumptions in risk measurements and assessments may result in estimated amounts that differ from the assets acquired and liabilities assumed. The Company contracts specialized companies to support it in these activities.

If the future results are not consistent with the estimates and assumptions used, the Company may be exposed to losses that may be material.

3.5              Impairment test for tangible and intangible assets

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the amount of long-lived tangible assets and intangible assets with defined useful lives will not be recoverable. This analysis is based on the business plan prepared and approved annually by the Management of the Company (Note 3.1).

When some indication that the amount of these assets will not be recovered is identified, the Company compares the book value of such assets with the respective values in use. For this test, the Company uses the cash flow that is prepared based on the Business Plan. The assets are allocated to the CGUs as follows:

Basic petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the BA;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the RS;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of RJ and SP;

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

International businesses operating segment:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Germany: represented by assets of PP plants located in Germany;

Chemical Distribution operating segment:

•           represented by assets of the subsidiaries Quantiq and IQAG.

(b)               Goodwill based on future profitability and intangible assets with indefinite useful lives

Whether there are indications that the amount of an asset may not be recovered or not, the balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year at the balance sheet date.

For the purposes of testing impairment, the Company allocated the goodwill existing at the CGU UNIB South and in the Polyolefins and Vinyls operating segments. The Company’s Management allocated the goodwill to the Polyolefins segment based on the way this goodwill is internally managed. The existing goodwill was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Parent Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s Management tested this goodwill and assets for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

3.6              Provisions and contingent liabilities

The contingent liabilities and provisions that exist at the Company are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

Braskem’s Management, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, that is, the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 28). In business combination transactions, in accordance with the provision in CPC 15 (R1) and IFRS 3, the Company records the fair value of the claims based on the assessment of loss (Note 23). The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss.

Remote loss – these are proceedings for which the risk of loss is small. In percentage terms, this probability is lower than 25%. For these proceedings, the Company does not recognize a provision not does it disclose them in a note to the financial statements regardless of the amount involved.

The Company’s Management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

4                    Risk Management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with the  financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk Management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

4.1              Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 20.4.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities and, in general, seeks to transfer the variations caused by fluctuations in market prices. In addition, the Company entered into derivative operations to hedge against the exposure to risks arising from isolated transactions involving the commodities naphtha and ethylene (Note 20.2.1).

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the functional currency (Brazilian real, Mexican peso and Euro) and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2013, Braskem prepared sensitivity analyses for exposures to the risks of fluctuations in Euro and U.S. dollar, as informed in Note 20.4.

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”) and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the year, Braskem held swap contracts (Note 20.2.1) in which it: (i) receives the pre-contractual rate and pays the CDI overnight rate; and (ii) receives Libor and pays a fixed rate.

On December 31, 2013, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 20.4(f), (g) and (h).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2013, Braskem held netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander S.A.,  Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., and Banco Bradesco S.A.  Approximately 36% of the amounts held in cash and cash equivalents (Note 6) and financial investments (Note 7) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 18). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2013, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$282,753 (2012 - R$256,884) (Note 8).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated based on the projected operating cash generation, less short-term debts, working capital needs and other items.

Some of Braskem’s borrowing agreements had financial covenants that linked net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 18), which were monitored on a quarterly basis by the Company’s Management. These agreements were settled in the third quarter of 2012 and the Company no longer holds commitments of this nature.

Additionally, Braskem has three revolving credit lines that may be used without restrictions in the amounts of: (i) US$350 million for a period of 4 years as from November 2012; and (ii) US$250 million for a period of 5 years as from August 2011; and (iii) R$450 million for a period of 3 years as from December 2012. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2013, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities by maturity, corresponding to the period remaining between the balance sheet date and the contractual maturity date. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

					Consolidated
	Until	Between one and	Between two and	More than
	one year	two years	five years	five years	Total
Financial liabilities
Trade payables	10,421,687				10,421,687
Borrowings	1,291,993	3,896,070	3,875,378	20,445,519	29,508,960
Project finance	29,317	106,888	720,944	6,588,359	7,445,508
Derivatives	95,123	(68,128)	464,168		491,163
Other payables (i)		133,416	142,326	370,420	646,162
At December 31, 2013	11,838,120	4,068,246	5,202,816	27,404,298	48,513,480

(i)         Refers to amounts payable to non-controlling shareholders of Braskem Idesa and amounts payable to BNDES Participações S.A., as part of the business combination with Quattor, in the amounts of R$370,420 and R$275,742, respectively.

4.4              Capital Management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital Management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is also the case of liquidity, capital is not managed at the Parent Company level, but rather at the consolidated level.

5                    Discontinued operations

In the last quarter of 2012, the Management of the Company divested its interests in the capital of Cetrel and Braskem Distribuidora.

The accounting practices used to recognize and measure these transactions are described in Note 2.9.

•           Cetrel

Braskem held 54.2% of the total and voting capital of Cetrel, whose activities include effluent treatment, industrial waste Management, air and water monitoring, laboratory services and environmental consulting services.

This investment was sold, on December 28, 2012, to Odebrecht Ambiental (Note 1(b.xiv)) for R$208,100. The sale price defined by the parties was confirmed by a specialized company contracted for this purpose, which issued a favorable fairness opinion regarding the price. The amount was fully received in 2013.

With this sale, Braskem recognized a gain of R$48,827 in 2012.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The results of Cetrel for 2012 and the gain from its divestment are presented in the line “profit or loss from discontinued operations” in the consolidated statements of operations and detailed in item (a) of this Note.

The operating profit or loss of Cetrel was presented under segment information as “Other segments” (Note 36).

•           Braskem Distribuidora

Braskem held 100% of the capital of Braskem Distribuidora, whose business activities include the production of demineralized, clear drinking water and managing the fire water reservoir.

This investment was sold on December 28, 2012 to Odebrecht Ambiental for R$444,000. The sale price defined by the parties was confirmed by a specialized company, which issued a favorable fairness opinion regarding the price. The amount was fully received in 2013.

With this sale, Braskem recognized a gain of R$359,892 in 2012.

The results of Braskem Distribuidora for 2012 and the gain from its divestment are presented in the line “profit or loss from discontinued operations” in the consolidated statements of operations and detailed in item (a) of this Notes.

The operating results of Braskem Distribuidora were presented in the segment information as “Other segments” (Note 36).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               Gains or losses from discontinued operations

Consolidated statements of discontinued operations.

	Note	2012
	2.1.1(b)	Revised
Net sales revenue		81,703
Cost of products sold		(48,660)
Gross profit		33,043

Selling, General and administrative expenses		(30,592)
Other operating income, net		5,209

Operating loss		7,660

Financial results		8,481
Gain on sale of equity investments		408,719

Profit before income tax and social contribution		424,860

Current and deferred income tax and social contribution		(143,313)

Discontinued operations results		281,547

This information is presented after eliminating the operations between companies in the group.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Cash flow statements from discontinued operations

Consolidated cash flow statements from discontinued operations.

	Note	2012
	2.1.1(b)	Revised
Profit before income tax and social contribution		424,860

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		10,644
Interest and monetary and exchange variations, net		2,964
Gain on sale of equity investments		(408,719)
Other adjustments		1,276

		31,025

Changes in operating working capital		2,642

Net cash generated by operating activities		33,667

Acquisitions to property, plant and equipment		(33,883)
Acquisitions of intangible assets		(732)

Net cash used in investing activities		(34,615)

Short-term and long-term debt
Payment of borrowings		(19,423)
Non-controlling interests in subsidiaries		9,930

Net cash used in financing activities		(9,493)

Increase in cash and cash equivalents		(10,441)

Represented by
Cash and cash equivalents at the beginning of the period		141,804
Cash and cash equivalents at the end of the period		131,363

Decrease in cash and cash equivalents		(10,441)

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Statement of value added for discontinued operations

Consolidated statements of value added from discontinued operations.

	Note	2012
	2.1.1(b)	Revised
Revenue		409,246
Other revenue, net		409,246

Inputs acquired from third parties		(208)
Cost of products, goods and services sold		(167)
Material, energy, outsourced services and others		(41)

Gross value added		409,038

Depreciation, amortization and depletion		(2,019)

Net value added produced by the entity		407,019

Value added received in transfer		13,511
Non-controlling interests in subsidiaries		11,628
Financial income		84
Other		1,799

Total value added to distribute		420,530

Taxes, fees and contributions		138,980
Federal		138,965
Municipal		15

Remuneration on third parties' capital		3
Financial expenses (including exchange variation)		3

Remuneration on own capital		281,547
Result from discontinued operations		281,547

Value added distributed		420,530

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

6                    Cash and cash equivalents

	Consolidated		Parent Company
	2013	2012	2013	2012

Cash and banks (i)	987,824	398,142	131,210	9,332
Cash equivalents:
Domestic market	1,906,790	1,293,164	1,835,423	1,278,816
Foreign market (i)	1,441,245	1,596,316	458,445	339,780
Total	4,335,859	3,287,622	2,425,078	1,627,928

(i)         The amount of R$656,427 corresponds to cash and bank balance and R$153,448 corresponds to cash equivalents abroad of Braskem Idesa, available for its use on the project.

Investments in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. Investments abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

7                    Financial investments

		Consolidated		Parent Company
		2013	2012	2013	2012
Held-for-trading
Investments in FIM Sol		61,670	50,803	61,670	50,803
Investments in foreign currency		3,773	5,256	3,773	5,256
Shares		1,170	3,023	1,170	3,023
Loans and receivables
Investments in FIM Sol			77,469		77,469
Investments in local currency			513		513
Held-to-maturity
Quotas of investment funds in credit rights	(i)	40,696	52,559	40,696	52,559
Restricted deposits			1,281
Time deposit investment		189	15,731
Investments in foreign currency	(ii)	469,376	307,639
Compensation of investments in foreign currency	(ii)	(469,376)	(307,639)
Total		107,498	206,635	107,309	189,623

In current assets		86,719	172,146	86,535	155,535
In non-current assets		20,779	34,489	20,774	34,088
Total		107,498	206,635	107,309	189,623

(i)         On December 31, 2013, the Parent Company held junior subordinated shares issued by receivables-backed investment funds. These shares are measured by their redemption value and are held until the conclusion of operations of said funds. The funds issue two other types of shares that enjoy priority in compensation over the junior subordinated shares. The risk related to the operations of these funds is limited to the value of the shares held by the Parent Company.

(ii)       On December 31, 2013, Braskem Holanda had financial investments held to maturity that are irrevocably offset, by an export prepayment agreement of the Parent Company, in the amount of US$200 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 18). This accounting offset was carried out in accordance with CPC 39 and IAS 32, which provide for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

8                    Trade accounts receivable

	Consolidated		Parent Company
	2013	2012	2013	2012
Consumers
Domestic market	1,578,008	1,038,673	1,203,071	790,518
Foreign market	1,577,140	1,582,433	2,872,881	1,283,605
Allowance for doubtful accounts	(282,753)	(256,884)	(200,794)	(203,922)
Total	2,872,395	2,364,222	3,875,158	1,870,201

In current assets	2,810,520	2,326,480	3,814,830	1,834,491
In non-current assets	61,875	37,742	60,328	35,710
Total	2,872,395	2,364,222	3,875,158	1,870,201

The breakdown of trade accounts receivable by maturity is as follows:
	Consolidated		Parent Company
	2013	2012	2013	2012

Accounts receivables not past due	2,650,938	2,051,353	2,283,066	1,397,535
Past due securities:
Up to 90 days	246,740	350,476	699,467	429,715
91 to 180 days	8,393	5,814	593,583	28,654
As of 180 days	249,077	213,463	499,836	218,219
	3,155,148	2,621,106	4,075,952	2,074,123
Allowance for doubtful accounts	(282,753)	(256,884)	(200,794)	(203,922)
Total customers portfolio	2,872,395	2,364,222	3,875,158	1,870,201

The changes in the balance of the allowance for doubtful accounts are presented below:

	Consolidated		Parent Company
	2013	2012	2013	2012

Balance of provision at the beginning of the year	(256,884)	(253,607)	(203,922)	(189,071)
Provision in the year	(27,333)	(53,255)	(18,677)	(30,650)
Write-offs	23,250	27,374	21,805	15,799
Write-off by investment sale		818
Transfers (of) to non-current assets held for sale	(21,786)	21,786
Balance of provision at the end of the year	(282,753)	(256,884)	(200,794)	(203,922)

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

9                    Inventories

	Consolidated		Parent company
	2013	2012	2013	2012

Finished goods	3,429,979	2,622,736	1,717,416	1,417,380
Raw materials, production inputs and packaging	1,113,272	1,175,451	851,448	908,298
Maintenance materials	230,822	211,517	122,848	113,118
Advances to suppliers	236,672	61,385	190,931	10,969
Imports in transit and other	139,562	30,966	82,771	28,785
Total	5,150,307	4,102,055	2,965,414	2,478,550

In current assets	5,033,593	4,102,055	2,848,700	2,478,550
In non-current assets	116,714	-	116,714	-
Total	5,150,307	4,102,055	2,965,414	2,478,550

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of the main raw material.

10                Related parties

The Parent Company and its subsidiaries carry out transactions among themselves and with other related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s Management.

(a)               Consolidated

	Balances at December 31, 2013
											Assets	Liabilities
	Current						Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A. ("RPR")				150	(i)	150						3,106
				150		150						3,106

Associated companies
Borealis Brasil S.A. ("Borealis")	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	440		78,068	37,436	(ii)	115,944			782,565	(iii)	782,565	533,498
Petrobras and subsidiaries	99,018	9,925	36,307	42,013	(ii)	187,263	67,348	66,301			133,649	1,833,040
Other	15,135					15,135						-
	114,593	9,925	114,375	79,449		318,342	67,348	66,301	782,565		916,214	2,366,538

Total	125,961	10,112	114,375	79,599		330,047	67,348	66,301	782,565		916,214	2,369,644

(i)         Amount in “dividends and interest on capital payable”.
(ii)       Amounts related to raw material suppliers.
(iii)      Amount of R$665,851 in “Property, plant and equipment” related to ongoing construction works and R$116,714  related raw material supply.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	18,775	39,640
	18,775	39,640

Associated companies
Borealis	291,836
	291,836

Related companies
Odebrecht and subsidiaries	23,707	284,433
Petrobras and subsidiaries	1,369,882	15,980,040	4,525
Other	34,014	4,625
	1,427,603	16,269,098	4,525

Post employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				19,703
				19,703

Total	1,738,214	16,308,738	4,525	19,703

	Balances at December 31, 2012
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
RPR	-	-	-	2,645	(i)	2,645
	-	-	-	2,645		2,645				-

Associated companies
Borealis	1,017	187				1,204
	1,017	187				1,204				-

Related companies
Odebrecht and subsidiaries	-	-	-	652,100	(ii)	652,100				1,388
Petrobras and subsidiaries	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
Sansuy	15,640					15,640
	111,102		13,725	652,100		776,927	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i)              Amount in “dividends and interest on capital receivable”.
(ii)            Amount in “other receivables” in the balance sheet.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled investment
Propilsur			43
RPR	24,434	42,925	743
	24,434	42,925	786
Associated companies
Borealis	143,477
	143,477
Related companies
Odebrecht and subsidiaries		276,193
Petrobras and subsidiaries	1,227,344	16,783,645	4,304
Sansuy	27,871	11,050
Other	3,150	232,988
	1,258,365	17,303,876	4,304
Post employment benefit plan
Odeprev				24,898
				24,898

Total	1,426,276	17,346,801	5,090	24,898

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)              Parent Company

	Balances at December 31, 2013
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Other		Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	47,985		39,287			87,272
Braskem Argentina	53,415					53,415
Braskem Chile	12,613					12,613
Braskem Holanda	265,132					265,132
Braskem Idesa	23,794	2,742	5,577			32,113
Braskem Inc	1,759,572		33			1,759,605		9,104				9,104
Braskem Petroquímica	39,332		71	66,300	(i)	105,703
Braskem Qpar	28,905		23,342			52,247	313,417					313,417
Quantiq			596	11,580	(i)	12,176
Other	2,021	263	2,103			4,387	1,742	67				1,809
	2,232,769	3,005	71,009	77,880		2,384,663	315,159	9,171				324,330

Jointly-controlled investment
RPR				151	(i)	151
				151		151

Associated companies
Borealis	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	3,651			35,473	(ii)	39,124				136,714	(iv)	136,714
Petrobras and subsidiaries	99,018	9,925	16,047	28,233	(ii)	153,223		67,348	12,990			80,338
Other	14,980					14,980
	117,649	9,925	16,047	63,706		207,327		67,348	12,990	136,714		217,052

SPE
FIM Sol				1,396,323	(iii)	1,396,323
				1,396,323		1,396,323

Total	2,361,786	13,117	87,056	1,538,060		4,000,019	315,159	76,519	12,990	136,714		541,382

(i)         Amounts in “dividends and interest on capital receivable”.

(ii)       Amounts related raw material supply.

(iii)      Amounts in “cash and cash equivalents”: R$1,334,653 and in “financial investments": R$61,670.

(iv)      Amount of R$20,000 in “property, plant and equipment”, related to ongoing construction works, and R$116,714 related raw material supply.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Balances at December 31, 2013
	Liabilities
	Current					Non-Current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
			Advance to export	Other payable			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	3,018		34,064	3,170	40,252		662,956			662,956
Braskem Austria			48,036		48,036		351,390			351,390
Braskem Holanda			41,090		41,090		3,874,252			3,874,252
Braskem Importação								101		101
Braskem Inc	3,863,320	248,544		917	4,112,781	3,720,604			98,795	3,819,399
Braskem Participações									1,448	1,448
Braskem Petroquímica	5,625			6	5,631			138,742		138,742
Braskem Qpar	3,692			11	3,703
Quantiq	327				327			16,782		16,782
IQAG								4,270		4,270
Politeno Empreendimentos								7		7
	3,875,982	248,544	123,190	4,104	4,251,820	3,720,604	4,888,598	159,902	100,243	8,869,347

Jointly-controlled investment
RPR	256				256
	256				256

Related companies
Odebrecht and subsidiaries	61,631			335	61,966
Petrobras and subsidiaries	1,572,473				1,572,473
	1,634,104			335	1,634,439

Total	5,510,342	248,544	123,190	4,439	5,886,515	3,720,604	4,888,598	159,902	100,243	8,869,347

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	10,587		(128,204)
Braskem Argentina	187,316		12,424
Braskem Austria			(77,554)
Braskem Chile	31,804		1,456
Braskem Holanda	436,576		(579,645)
Braskem Idesa	58,950		48,874
Braskem Inc	2,018,463	1,802,855	(1,009,651)
Braskem Petroquímica	481,106	242,168
Braskem Qpar	183,902	347,409
Quantiq	140,070	10,129
Other			12
	3,548,774	2,402,561	(1,732,288)

Jointly-controlled investment
RPR	17,680	5,660
	17,680	5,660

Associated companies
Borealis	266,716
	266,716

Related companies
Odebrecht and subsidiaries	23,707	281,218
Petrobras and subsidiaries	930,354	10,963,823	4,525
Other	33,995	4,625
	988,056	11,249,666	4,525

Post-employment benefit plan
Odeprev				15,321
				15,321

Total	4,821,226	13,657,887	(1,727,763)	15,321

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Balances at December 31, 2012
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	20,295	4,011				24,306
Braskem Argentina	95,273		20			95,293
Braskem Chile	429					429
Braskem Holanda	7,588	168	39			7,795
Braskem Idesa		3,026				3,026
Braskem Inc	478,182					478,182		7,584		7,584
Braskem Participações		96				96	1,611			1,611
Braskem Petroquímica	5,939			34,000	(i)	39,939	54,085			54,085
Braskem Qpar	1,138		196			1,334	849,437			849,437
Quantiq	610					610
Lantana								57		57
Riopol	5,066		50	93,500	(i)	98,616
	614,520	7,301	305	127,500		749,626	905,133	7,641		912,774

Jointly-controlled investment
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis	252	187				439
	252	187				439

Related companies
Odebrecht and subsidiaries				652,148	(ii)	652,148
Petrobras and subsidiaries	85,566		6,113			91,679		62,822	12,993	75,815
Sansuy	15,609					15,609
	101,175		6,113	652,148		759,436		62,822	12,993	75,815

SPE
FIM Sol				1,083,190	(iii)	1,083,190
				1,083,190		1,083,190

Total	715,947	7,488	6,418	1,865,483		2,595,336	905,133	70,463	12,993	988,589

(i)                      Amounts in "dividends and interest on capital receivable".
(ii)                    Amount in "other accounts receivable" in the balance sheet.
(iii)                   Amount in “cash and cash equivalents”: R$954,919 and in “financial investments": R$128,271.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Balances at December 31, 2012
	Liabilities
	Current								Non-Current
	Trade payables	Advances from customers	Borrowings	Accounts payable to related parties		Outros		Total	Borrowings	Accounts payable to related parties			Outros		Total
				Advance to export	Other payable					Advance to export	Other payable

Subsidiaries
Braskem America				181,639	170			181,809		408,700					408,700
Braskem Holanda		80		24,382				24,462		2,521,323					2,521,323
Braskem Importação											113				113
Braskem Inc	2,677,575		53,406		800			2,731,781	3,245,562		86,181	(ii)			3,331,743
Braskem Petroquímica	863							863
Braskem Qpar	40							40
Quantiq						1,954	(i)	1,954					81,418	(i)	81,418
IQAG													1,235	(i)	1,235
Politeno Empreendimentos											15				15
Riopol	954							954			651,422	(iii)			651,422
	2,679,432	80	53,406	206,021	970	1,954		2,941,863	3,245,562	2,930,023	737,731		82,653		6,995,969

Related companies
Odebrecht and subsidiaries	1,388							1,388
Petrobras and subsidiaries	1,193,461							1,193,461
	1,194,849							1,194,849

Total	3,874,281	80	53,406	206,021	970	1,954		4,136,712	3,245,562	2,930,023	737,731		82,653		6,995,969

(i)                    Amounts in “liabilities related to non-current assets held for sale”.

(ii)                  Amount in “current accounts”.

(iii)                 Amount in “trade notes payable”.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Income statement transactions from January to December 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	13,356		(15,722)
Braskem Argentina	173,400		2,058
Braskem Chile	23,377		113
Braskem Finance			1
Braskem Holanda	444,607		(410,883)
Braskem Idesa			108
Braskem Inc	473,398	2,032,821	(593,624)
Braskem Petroquímica	344,950	218,279	(1)
Braskem Qpar	29,501	99,532	(22,822)
Ideom	2	5,500
Lantana			5
Riopol	157,483	103,846
	1,833,873	2,471,114	(1,040,767)

Jointly-controlled investment
Polimerica			28
Propilsur			43
RPR	22,509	1,482	743
	22,509	1,482	814

Associated companies
Borealis	125,107
	125,107

Related companies
Odebrecht and subsidiaries		273,395
Petrobras and subsidiaries	763,842	10,366,807	4,653
Sansuy	27,841	11,050
Other	3,150	231,385
	794,833	10,882,637	4,653
Post employment benefit plan
Odeprev				20,382
				20,382

Total	2,776,322	13,355,233	(1,035,300)	20,382

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceed R$ 5,000 per operation or R$ 15,000 altogether per year. This provision encompasses contracts between the Parent Company and its subsidiaries and any of its common shareholders, directors of the Company, its parent company or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporation Law, officers and directors are prohibited from: (i) performing any acts of freedom with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization granted by the competent body.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The related parties have the following relationship with the Company:

•           Cetrel: subsidiary of Odebrecht

•           CNO: subsidiary of Odebrecht

•           Odebrecht Ambiental: subsidiary of Odebrecht

•           OCS: subsidiary of Odebrecht

•           Petrobras: shareholder of Braskem

•           Petrobras Global Trading BV: subsidiary of Petrobras

•           Refap: marged by Petrobras

The transactions with related parties, except wholly-owned subsidiaries of the Company, are summarized below:

•           Cetrel:

(i)    In November 2012, an agreement was executed for the acquisition of reuse water by plants installed in the Camaçari Petrochemical Complex for a period of 15 years and with an estimated value of R$120 million;

(ii)     In August 2010, an agreement was executed for the treatment of the effluents discharged by the plants located in the Camaçari Petrochemical Complex for a period of 4 years and with a total maximum value of R$60 million.

•           CNO:

(i)       Braskem – In February 2007, an agreement was executed, with the objective of performing services in the shutdowns for maintenance and inspection in the industrial units. This agreement is valid through February, 15 2014 and provides for a different price for each type of activity carried out by CNO;

(ii)     Braskem Idesa – In September 2012, an agreement was executed, for the engineering, procurement and construction services of the Ethylene XXI Project. The contract has an estimated value of US$3 billion and duration through 2015.

•           Odebrecht Ambiental:

In September 2009, the Company entered into an agreement for the acquisition of reuse water with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Company of Basic Sanitation of São Paulo State (“SABESP”) for the production of industrial reuse water) by the plants located in the SP Petrochemical Complex. The agreement is valid through 2053 and has an estimated annual value of R$65 million.

•           Petrobras:

(i)       Naphtha

The Parent Company and the subsidiary Braskem Qpar have agreements for the supply of naphtha with Petrobras. The agreements provide for the supply of naphtha to the basic petrochemicals plants located in the Triunfo, Camaçari and SP Petrochemical Complexes. The agreed-upon price of the naphtha is based on several factors, such as the market price of the naphtha itself and a number of oil byproducts, the volatility of the prices of these products in the international markets, the Brazilian real - U.S. dollar exchange rate and the concentration of paraffinic content and contaminants present in the naphtha delivered. The agreement provides for a minimum consumption of 3,800,000 tons a year and a maximum consumption of 7,019,600 tons a year. The subsidiary of Petrobras, Petrobras Global Trading BV, also supplies naphtha to the Company and its subsidiaries.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(ii)     Propylene

Braskem has propylene supply agreements with Petrobras through its refineries for the Company’s plants located in the Petrochemical Complexes of Triunfo, RJ and SP. These agreements provide for the full supply of approximately 910,000 tons of propylene a year. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets.

(iii)   Ethane, propane, light refinery hydrocarbons (“HLR”) and electricity

The subsidiary Riopol has an agreement with Petrobras for the supply of 392,500 metric tons of ethane a year, 392,500 tons of propane a year, 438,0 N/M3 of HLR a year and 306.6 GWh of electricity a year.

(iv)   Fuel oil

Braskem has an agreement with BR Distribuidora, a subsidiary of Petrobras, to supply fuel oil to its unit in the Camaçari Petrochemical Complex.

(v)     Sale of various products

The Company supplies to Petrobras and its subsidiaries many products it manufactures, such as solvents, automotive gasoline, butadiene, paraxylene, benzene, toluene, etc. These supplies are not covered by an agreement and take place on a regular basis at market prices.

•           OCS:

The Company entered into a risk and insurance Management agreement with OCS, amounting to approximately R$3.6 million, which may be renewed for another year.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)              Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

	Parent company and Consolidated
Non-current liabilities	2013	2012

Long-term incentives	2,333	2,897
Total	2,333	2,897

	Parent company and Consolidated
Income statement transactions	2013	2012
Remuneration
Short-term benefits to employees and managers	35,380	35,026
Post-employment benefit	275	214
Long-term incentives	15	565
Total	35,670	35,805

11                Taxes recoverable

		Consolidated		Parent company
		2013	2012	2013	2012

Parent Company and subsidiaries in Brazil
IPI		28,701	32,734	26,307	31,647
Value-added tax on sales and services (ICMS) - normal operations	(a)	738,282	845,045	410,004	447,086
ICMS - credits from PP&E		123,354	178,920	93,018	108,910
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(b)	719,448	484,692	650,355	419,170
PIS and COFINS - credits from PP&E		269,006	273,693	134,161	147,764
PIS and COFINS - Law 9,718/98	(c)	24,207	171,140	22,602	158,570
PIS - Decree-Law 2,445 and 2,449/88	(d)	88,339	104,256	65,801	70,856
Income tax and social contribution (IR and CSL)	(e)	542,686	452,867	395,214	323,924
REINTEGRA program	(f)	267,049	217,775	232,507	194,694
Other		155,965	150,980	116,640	129,612

Foreign subsidiaries
Value-added tax	(g)	563,650	90,301
Income tax		2,516	942
Total		3,523,203	3,003,345	2,146,609	2,032,233

Current assets		2,237,213	1,476,211	1,246,858	1,005,842
Non-current assets		1,285,990	1,527,134	899,751	1,026,391
Total		3,523,203	3,003,345	2,146,609	2,032,233

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a)               ICMS – normal operations

The Company has accumulated ICMS credits over the past few years arising mainly from domestic sales subject to deferred taxation and export sales. This accumulation of tax credits was more evident in the states of BA, RS and SP where most production units are concentrated.

The Company’s Management has been prioritizing a series of actions so as to maximize the use of these credits and, currently, it does not expect losses on their realization. Among the actions carried out by Management are:

•         Agreement with the Government of RS, maintaining the full deferral of ICMS on the imports, reduction in the ICMS tax levied on domestic operations with naphtha and limiting the use of accumulated ICMS credits to R$ 8,500 per month for offsetting monthly ICMS payable by the units in that state;

•         Maintenance of the Agreement with the Government of BA, which ensures the effective enforcement of State Decree No. 11,807 of October 27, 2009, which (i) full deferral of the ICMS tax on domestic and imported naphtha acquired in that state and; (ii) capped at R$9,100 per month the use of cumulative ICMS tax credits that can be deducted from the debt balance between April 2011 and March 2014, and the amount of R$ 5,907 per month between April 2014 and March 2018; and

•         In SP, Decree 59,232/13 allowed deferral of the ICMS tax on naphtha, propylene and ethylene produced in Brazil or imported, acquired in this state, which enabled Braskem to use the accumulated ICMS credits.

(b)               PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the internal outflows promoted by the deferment of taxes and sales destined to foreign markets and those related to the acquisition of property, plant and equipment.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

(c)               PIS and COFINS – Law 9,718/98

This account contains credits arising from legal discussions on the constitutionality of some aspects of Law No. 9,718/98. These credits are used to offset the federal taxes payable and have been restated by the basic interest rate (Selic). In 2013, Braskem offset the amount of R$144,184 (2012 - R$15,729).

(d)               PIS – Decree-Laws 2,445 and 2,449/88

This item includes credits arising from decisions in lawsuits that challenged the constitutionality of Decree Laws No. 2,445 and No. 2,449/88. In 2013, Braskem offset the amount of R$13,311 (2012 - R$90,561)

(e)               Income tax and social contribution

This account contains IR and CSL credits arising from prepayments in years that did not present taxable income at year end in addition to the taxes withheld on financial investments and restatements by the Selic basic interest rate. These credits will be realized by offsetting other federal taxes and witholdings payable.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(f)                REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to 3% of all export revenue and such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In accordance with Provisional Presidential Decree (“PPD”) 601, the program was valid until December 31, 2013.

In the fiscal year ended December 31, 2013, the Company recognized credits in the amount of R$229,742 (2012 - R$228,052) (Note 11) and offset the amount of R$180,468 (2012 - R$28,201).

(g)               Value added tax – subsidiaries abroad

On December 31, 2013, this line included:

(i)     R$16,111 from sales by Braskem Alemanha to other countries. These credits are reimbursed in cash by the local government; and

(ii)   R$541,904 from purchases of machinery and equipment for the Ethylene XXI project (Note 16). These credits will be reimbursed in cash by the local government after validating the credits according to established tax procedures.

12                Judicial deposits – non-current assets

	Consolidated		Parent company
	2013	2012	2013	2012
Judicial deposits
Tax contingencies	137,631	101,499	134,103	95,816
Labor and social security contingencies	62,621	73,177	50,637	63,712
Other	9,658	4,942	9,657	4,915
Total	209,910	179,618	194,397	164,443

As of December 31, 2013, a portion of the deposits is associated with legal proceedings for which the probability of loss is possible (Note 23) and a portion is associated with proceedings for which the probability of loss is remote.

In addition, on December 31, 2013, the Company maintains escrow deposits amounting to R$54,793 (2012 - R$44,163) related to legal proceedings for which the chance of loss was deemed as probable. Such deposits are offset by their respective provisions.

13                Insurance claims

On December 31, 2013, this item under current and non-current was as follows:

(i)       R$119,937 related to damages receivable from losses that occurred in the furnaces, electric system and equipment of the Basic Petrochemicals unit of the Camaçari Complex (BA);

(ii)     R$37,823 related to damages receivable from losses at the Chlor-Alkali and PVC plants in the state of AL.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

In 2013, the Company received R$178,190, mainly relating to the losses at UNIB BA in December 2010 and February 2011.

14                Other accounts receivable (consolidated)

(a)               Current

The main balances forming this line under current assets are:

(i)      R$95,149 in advances to service suppliers (2012 - R$91,090);

(ii)    R$34,101 from operations for hedge accounting (Note 20.2.1(b)); and

(iii)  During fiscal year 2013, Braskem received from Odebrecht Ambiental the amount of R$689,868 related to the divestment of the interests in Cetrel and Braskem Distribuidora.

(b)               Non-current

The main balances under this item in non-current assets are:

(i)      Eletrobras compulsory loans

The compulsory loan created to benefit Eletrobras was instituted by Law 4,156/62 with the objective of financing the power industry. The amounts owed were charged monthly on the electricity bills of companies that surpassed a certain level of consumption. This compulsory loan was in force between 1962 and 1993.

Between 2001 and 2003, the merged companies Trikem S.A., Copesul – Companhia Petroquímica do Sul S.A. (“Copesul”), Companhia Alagoas Industrial – Cinal (“Cinal”) and the subsidiaries Alclor Química de Alagoas Ltda. (“Alclor”) and Braskem Petroquímica filed lawsuits claiming credits arising from amounts unduly paid to Eletrobras as compulsory loan, interest and monetary adjustment.

The Superior Court of Justice (STJ) appeased the matter in favor of the taxpayers upon the judgment of RESP No. 1003955 and RESP No. 1028592 made after repetitive appeals under Article 543-C of the Civil Procedure Code, establishing this decision to all cases that address this matter. Meanwhile, through the judgment of the Interlocutory Appeal No. 735933 lodged by Eletrobras, the Federal Supreme Court (STF) consolidated the understanding of the STJ in the sense that the discussion over the matter relates to ordinary law.

In 2011, the lawsuits of Trikem S.A. and Braskem Petroquímica received final and unappealable decisions by the STJ, which exhausted the option of appealing these decisions. Accordingly, based on the opinion of its external legal advisors, the Company recognized in 2011 the corresponding credits, which, as per its understanding, are uncontested, amounting to R$51,000 and R$29,000, respectively, for the lawsuits of Trikem and Braskem Petroquímica. In 2012, the Company received the amount of R$21,932 related to part of the credits of the Braskem Petroquímica lawsuit.

In 2012, the lawsuits of Copesul and Cinal also received final and unappealable decisions by the STJ. In 2013, the Alclor case received the final and unappealable judgment. Th amount for 2013 of  deemed uncontestable in relation to the companies Copesul, Cinal and Alclor, which totaled R$13,339.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

The amounts recorded correspond to 60% of the total claimed and the legal counsels assess as probable the chance of obtaining a favorable outcome for receiving the remaining 40%.

On December 31, 2013, the balance of this account is R$71,895 (2012 – R$71,895).

(ii)    R$137,345, from operations to hedge accounting (Note 20.2.1(b).

15                Investments

(a)               Information on investments

			Interest in total capital		Adjusted net profit (loss)		Adjusted
			total (%) - 2013		for the period		equity
		Note	Direct	Direct and Indirect	2013	2012	2013	2012
		2.1.1(a)				Revised		Revised
Subsidiaries
Braskem Alemanha			5.66	100.00	(35,123)	(21,739)	1,056,093	961,450
Braskem America				100.00	14,731	313,839	940,124	810,315
Braskem America Finance				100.00	342	1,221	1,448	(4,206)
Braskem Argentina			96.77	100.00	3,529	3,385	11,379	7,850
Braskem Austria			100.00	100.00	(3,536)		(4,097)	81
Braskem Austria Finance				100.00	(18)		25	47
Braskem Chile			99.02	100.00	81	239	1,863	1,782
Braskem Espanha				100.00	(17)		(9)	8
Braskem Holanda			100.00	100.00	24,120	(35,227)	1,333,390	1,188,368
Braskem Finance			100.00	100.00	(27,129)	(26,439)	(144,558)	(117,429)
Braskem Idesa			75.00	75.00	(10,700)	(19,131)	548,465	351,249
Braskem Idesa Serviços				75.00	2,032	422	5,138	2,726
Braskem Importação			0.04	100.00	(3)	(1)	201	203
Braskem Inc.			100.00	100.00	(152,332)	113,839	153,021	301,829
Braskem México			99.97	100.00	(5,076)	(2,682)	271,654
Braskem Participações			100.00	100.00	1,664	(3,171)	(558)	(1,945)
Braskem Petroquímica			100.00	100.00	132,256	71,417	1,647,845	1,593,973
Braskem Qpar			98.61	100.00	189,702	(185,967)	5,601,077	2,536,089
Common			0	100.00	(73,623)	643	(12)	7,550
DAT			100.00	100.00			37,681
IQAG			0.12	100.00	3,241	1,750	7,184	3,942
Lantana				100.00	(84)	(88,816)	(592)	(544)
Norfolk				100.00	(64,240)	8,074	(103)	70,069
Petroquímica Chile			97.96	100.00	(1,536)	(173)	4,999	6,535
Politeno Empreendimentos			99.98	100.00	(9)	576	598	607
Quantiq			99.90	100.00	15,738	31,440	243,584	249,383
Riopol	(i)					235,965		2,632,337

Jointly-controlled investment
RPR			33.20	33.20	1,871	24,335	124,980	128,591
OCE	(ii)		20.00	20.00	402		689
Propilsur			49.00	49.00	(4,445)	(556)	109,300	109,695

Associates
Borealis			20.00	20.00	5,492	16,102	166,746	165,459
Companhia de Desenvolvimento
Rio Verde ("Codeverde")			35.97	35.97	(596)	(596)	46,342	46,342

(i)              Company merged into Braskem Qpar in September 2013.

(ii)            Shares acquired in July 2013 (Note 1(b.xviii)).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(a.1)    Description of the investments

The operations of subsidiaries and jointly-controlled investments of Braskem are as follows:

•      Braskem America –production and sale of PP.

•      Braskem Argentina; Petroquímica Chile; Braskem Chile and Braskem Holanda –sale of products in the international market.

•      Braskem Áustria –holding interests in the capital of other companies and conducting financial and commercial operations.

•      Braskem Alemanha –production and sale of PP.

•      Braskem Espanha –holding interests in the capital of other companies.

•      Braskem Finance, Braskem America Finance and Braskem Áustria Finance – centralizing the raising of funds abroad.

•      Braskem Idesa –construction of an industrial complex for the production of PE.

•      Braskem México; Braskem Idesa Serviços and Braskem Mexico Serviços –provide services to Braskem Idesa.

•      Braskem Importação –import, export and sale of petrochemical naphtha, oil and its byproducts.

•      Braskem Inc. – sale of naphtha and other products, in addition to carrying out Braskem’s usual financial funding operations.

•      Braskem Participações –investment in the equity of other companies.

•      Braskem Petroquímica and Braskem Qpar – production of basic petrochemicals such as ethane and propane, and thermoplastic resins, such as PE and PP.

•      Politeno Empreendimentos –participation in industrial projects and ventures, asset Management, sales of petrochemical products and the investment in the equity of other companies;

•      Propilsur –installing the PP production unit in Venezuela.

•      RPR –refining, processing and sale and import of oil, its byproducts and correlated products.

•      IQAG –providing storage services to third parties.

•      Quantiq –distribution, marketing and manufacture of petroleum-based solvents and of petrochemical manufacturers, in the distribution and marketing of process oils, other petroleum-based inputs, intermediate chemicals, special chemicals and pharmacons.

•      OCE – purchase and sale of electricity in the spot market.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(b)               Changes in investments – parent company

						Dividends	Equity in results of investees						Equity	Currency
		Balance at		Acquisition	Capital	and interest	Effect	Adjustment of	Goodwill			Interest	valuation	translation	Balance at
	Note	2012	Merger	of shares	increase	on equity	of results	profit in inventories	amortization	Other		Gain (loss)	adjustments	adjustments	2013
Subsidiaries and jointly-controlled investment	2.1.1(a)	Revised

Domestic subsidiaries
Braskem Petroquímica		1,452,589				(78,000)	132,256	(168)	(3,436)			(385)			1,502,856
Braskem Qpar		3,367,628	2,878,812				188,463	1,733	(97,885)	47,746	(i)	(3,139)			6,383,358
Distribuidora de Águas Triunfo					37,712		(31)								37,681
Politeno Empreendimentos		607					(9)								598
Quantiq		253,272				(21,536)	15,738	(89)		3					247,388
Riopol		2,630,417	(2,878,812)				246,474	1,921
RPR		42,698					(1,428)			230					41,500
OCE				2	55		48					33			138
		7,747,211		2	37,767	(99,536)	581,511	3,397	(101,321)	47,979		(3,491)			8,213,519

Foreign subsidiaries
Braskem Alemanha		53,753					(1,988)	(231)					169	7,845	59,548
Braskem Argentina		7,850					3,529	(3,872)							7,507
Braskem Austria		81								(81)
Braskem Chile		1,782					81								1,863
Braskem Holanda		1,177,221					24,120	(249)						132,049	1,333,141
Braskem Idesa		263,437			114,964		(8,025)	(405)				(1,994)	(7,141)	50,106	410,942
Braskem Inc.		301,829					(152,332)	(10,172)				3,524			142,849
Braskem México				1,447	260,856		(6,800)							16,151	271,654
Petroquímica Chile		6,535					(1,536)								4,999
		1,812,488		1,447	375,820		(142,951)	(14,929)		(81)		1,530	(6,972)	206,151	2,232,503

Total subsidiaries and jointly-controlled investment		9,559,699		1,449	413,587	(99,536)	438,560	(11,532)	(101,321)	47,898		(1,961)	(6,972)	206,151	10,446,022

Associates

Domestic subsidiaries
Borealis		31,945					1,404								33,349
Nitrocolor					38					(38)
Total associates		31,945			38		1,404			(38)					33,349

Total subsidiaries, jointly-controlled investment
and associates		9,591,644		1,449	413,625	(99,536)	439,964	(11,532)	(101,321)	47,860		(1,961)	(6,972)	206,151	10,479,371

(i)      Settlement of contingencies by this subsidiary that were reflected in the Parent Company at the time of its acquisition (Note 23 (c.2)).

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

(c)               Breakdown of equity accounting results

	Consolidated		Parent company
	2013	2012	2013		2012

Equity in results of subsidiaries, associate and jointly-controlled	(3,223)	(22,199)	428,432		410,413
Amortization of fair value adjustment			(101,321)	(i)	(93,262)
Provision for losses on investments			(29,055)		(28,199)
Other		(3,608)	185		1,462
	(3,223)	(25,807)	298,241		290,414

(i)         Amortization of fair value adjustments comprises the following:

•       R$97,885, related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue” of R$17,722; “cost of sales” of R$92,106; “general and administrative expenses” of R$91, and “financial results” of R$13,794. The effect of deferred income tax and social contribution was R$25,828.

•       R$3,436 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiary Braskem Petroquímica.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

16                Property, plant and equipment

		Consolidated
	Note	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost		417,077	1,749,193	24,514,118	4,057,731	805,160	31,543,279
Accumulated depreciation/depletion			(699,935)	(9,296,148)		(370,411)	(10,366,494)
Balance as of December 31, 2012		417,077	1,049,258	15,217,970	4,057,731	434,749	21,176,785

Acquisitions			831	162,838	5,124,431	5,812	5,293,912
Capitalized financial charges	18(f)				362,528		362,528
Foreign currency translation adjustment		6,820	9,524	82,325	426,684	2,504	527,857
Transfers by concluded projects			31,178	950,857	(1,087,668)	114,188	8,555
Transfers to intangible					(28,653)	(76)	(28,729)
Other disposals, net of depreciation/depletion			(798)	(3,450)	(4,361)	(1,659)	(10,268)
Depreciation / depletion			(73,526)	(1,783,223)		(79,693)	(1,936,442)
Transfers of "non-current assets held for sale"	(i)	5,162	31,484	15,500	1,361	3,220	56,727
Non-current assets held for sale	(ii)	(151)	(790)	(15,804)	(19,147)	(1,485)	(37,377)
Net book value		428,908	1,047,161	14,627,013	8,832,906	477,560	25,413,548
Cost		428,908	1,830,245	25,671,115	8,832,906	936,228	37,699,402
Accumulated depreciation/depletion			(783,084)	(11,044,102)		(458,668)	(12,285,854)
Balance as of December 31, 2013		428,908	1,047,161	14,627,013	8,832,906	477,560	25,413,548

(i)        Transfer of assets from Quantiq and IQAG from “non-current assets held for sale”.
(ii)      Transfer of assets from DAT to “non-current assets held for sale”.

Braskem S.A.

Notes to the financial statements

Years ended December 31

All amounts in thousands of reais

	Parent company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost	83,776	1,423,806	16,607,652	1,839,278	517,951	20,472,463
Accumulated depreciation/depletion		(675,177)	(7,657,862)		(345,039)	(8,678,078)
Balance as of December 31, 2012	83,776	748,629	8,949,790	1,839,278	172,912	11,794,385

Acquisitions			112,049	968,524	752	1,081,325
Capitalized financial charges				64,122		64,122
Transfers by concluded projects		7,220	817,965	(886,126)	60,941
Transfers to intangible				2,826	(76)	2,750
Other disposals, net of depreciation/depletion	(151)	(799)	(1,311)		(1,453)	(3,714)
Depreciation / depletion		(53,066)	(1,188,277)		(46,858)	(1,288,201)
Net book value	83,625	701,984	8,690,216	1,988,624	186,218	11,650,667
Cost	83,625	1,429,976	17,482,837	1,988,624	576,301	21,561,363
Accumulated depreciation/depletion		(727,992)	(8,792,621)		(390,083)	(9,910,696)
Balance as of December 31, 2013	83,625	701,984	8,690,216	1,988,624	186,218	11,650,667

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

On December 31, 2013, the main project in progress is located in Mexico, through the subsidiary Braskem Idesa (Note 19).

Braskem offered in guarantee plants, land, real estate properties and machinery and equipment to comply with the obligations assumed in financing agreements (Note 18).

(a)          Impairment test for property, plant and equipment

In the preparation of the Business Plan for the 2014/2018 period, the Company’s Management analyzed the prospects for the main variables that affect its activities (Note 3.6) in both domestic and international markets.

In general, the Business Plan was prepared taking into consideration that no situation that may prevent the operational continuity of Braskem’s assets, both in terms of obsolescence of the industrial park and technologies employed and of legal restrictions is foreseen. Braskem’s Management believes that the plants will operate at their full capacity, or close to it, within the projected period. Also, no significant changes in the Braskem’s business are expected, such as a significant excess in the offer by other manufacturers that may negatively affect future sales, with the exception of the seasonal price and profitability increases and decreases, which are historically associated with the petrochemical business worldwide. Also, no new technologies or raw materials, which could negatively impact Braskem’s future performance, are expected. Braskem expects to continue to operate in a regulatory environment aimed at environmental preservation, which is absolutely in line with its practices.

In view of all the analysis made throughout 2013, Braskem’s Management understood that there was no need to conduct an impairment test for the assets of the Foreign Business and Chemical Distribution operating segments, as well as of the CGUs UNIB-Bahia and UNIB-Southeast. Despite this conclusion, Braskem conducted an impairment test for the assets of the Polyolefins and Vinyls operating segments and CGU UNIB-South since they are associated with goodwill from future profitability (Note 17).

17                Intangible assets

							Parent
		Consolidated					Company
		Goodwill
		based on			Costumers
		expected future	Brands	Software	and Suppliers
		profitability	and Patents	licenses	Agreements	Total	Total
Cost		3,187,722	199,367	402,396	685,890	4,475,375	3,581,502
Accumulated amortization		(1,128,804)	(71,141)	(183,908)	(150,556)	(1,534,409)	(1,339,937)
Balance as of December 31, 2012		2,058,918	128,226	218,488	535,334	2,940,966	2,241,565

Acquisitions		-	-	25,608	140	25,748	24,782
Foreign currency translation adjustment		-	1,394	5,365	26,469	33,228
Transfers from PP&E		-	7,813	20,916		28,729	(2,750)
Transfers of non-current assets held for sale	(i)	-	-	13,246		13,246
Amortization		-	(11,035)	(54,987)	(63,265)	(129,287)	(38,271)
Net book value		2,058,918	126,398	228,636	498,678	2,912,630	2,225,326
Cost		3,187,722	208,574	473,560	712,499	4,582,355	3,583,762
Accumulated amortization		(1,128,804)	(82,176)	(244,924)	(213,821)	(1,669,725)	(1,358,436)
Balance as of December 31, 2013		2,058,918	126,398	228,636	498,678	2,912,630	2,225,326

Average annual rates of amortization			5.80%	8.09%	7.96%

(i)      Transfer of assets from Quantiq and IQAG from “non-current assets held for sale”.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Impairment test of intangible assets with defined and undefined useful lives

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in CPC 01 (R1) and IAS 36. On December 31, 2013, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-BA and UNIB-Southeast do not have goodwill allocated.

The Polyolefins operating segment is divided into two CGUs: Polyethylene and Polypropylene. Part of the industrial plants that compose these CGUs was acquired in a business combination that resulted in a goodwill based on the future profitability of these plants. The Company’s Management established that the benefits from the synergy of this transaction should be associated with all units acquired and, therefore, the goodwill recognized is allocated and monitored at the lowest level of the corresponding group of assets, which is the Polyolefins operating segment.

In October 2013, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

				Consolidated
			Book value
	Allocated	Cash flow	(with goodwill	CF/Book
	goodwill	(CF)	and work capital)	value
CGU and operating segments
CGU - UNIB - South	926,854	7,353,584	848,412	8.7
Operating segment - Polyolefins	939,711	12,468,556	7,658,046	1.6
Operating segment - Vinyls	192,353	3,829,542	3,237,688	1.2

The following premises were adopted to determine the discounted cash flow: cash flow for 5 years based on the Business Plan, discount rate and perpetuity rate based on the Weighted Average Cost of Capital (WACC) of 13.26% p.a. and without real growth rate

(b)               Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		Consolidated
		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	6,702,392	7,042,942
Operating segment - Polyolefins	11,223,392	11,864,605
Operating segment - Vinyls	3,434,515	3,638,822

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

18                Borrowings

	Annual financial charges		Consolidated
		Average interest (unless otherwise stated)
	Monetary restatement		2013	2012
Foreign currency
Bonds and Medium term notes (MTN)	Note 18 (a)	Note 18 (a)	10,432,526	9,278,759
Advances on exchange contracts	US dollar exchange variation	0.60%	117,132	173,939
Export prepayment	Note 18 (b)	Note 18 (b)	540,744	513,610
BNDES	Note 18 (c)	Note 18 (c)	453,065	495,260
Export credit notes	Note 18 (d)	Note 18 (d)	843,060	787,687
Working capital	US dollar exchange variation	1.77% above Libor	633,632
Other	US dollar exchange variation	4.00% above Libor	1,268	917,283
Other	Exchange variation (UMBNDES)	6.06%		768
Transactions costs			(81,375)	(60,285)

Local currency
Export credit notes	Note 18 (d)	Note 18 (d)	2,528,077	2,384,414
BNDES	Note 18 (c)	Note 18 (c)	2,464,987	2,381,892
BNB/ FINAME/ FINEP/ FUNDES		6.51%	658,372	605,273
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.35%	16,093	25,746
Other	TJLP	2.87%		7,292
Transactions costs			(5,090)
Total			18,602,491	17,511,638

Current liabilities			1,248,804	1,836,028
Non-current liabilities			17,353,687	15,675,610
Total			18,602,491	17,511,638

		Parent company
	2013	2012
Foreign currency
Current liabilities	735,512	1,026,644
Non-current liabilities	6,940,002	6,480,063
	7,675,514	7,506,707
Local currency
Current liabilities	547,534	861,167
Non-current liabilities	4,781,412	4,054,224
	5,328,946	4,915,391

Current liabilities	1,283,046	1,887,811
Non-current liabilities	11,721,414	10,534,287
Total	13,004,460	12,422,098

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)                Bonds and MTN

		Issue amount		Interest	Consolidated
Issue date		(US$ in thousands)	Maturity	(% per year)	2013	2012
July 1997		250,000	June 2015	9.38	152,328	134,175
January 2004		250,000	January 2014	11.75	178,897	169,609
September 2006	(i)	275,000	January 2017	8.00	305,006	275,270
June 2008	(i)	500,000	June 2018	7.25	1,000,375	1,026,894
May 2010	(i)	400,000	May 2020	7.00	940,780	820,621
May 2010		350,000	May 2020	7.00	828,360	722,596
October 2010		450,000	no maturity date	7.38	1,072,742	935,776
April 2011		750,000	April 2021	5.75	1,772,070	1,545,798
July 2011		500,000	July 2041	7.13	1,207,927	1,053,701
February 2012		250,000	April 2021	5.75	592,666	516,995
February 2012		250,000	no maturity date	7.38	595,968	519,876
May 2012		500,000	May 2022	5.38	1,181,443	1,030,598
July 2012		250,000	July 2041	7.13	603,964	526,850
Total		4,975,000			10,432,526	9,278,759

(i) Partially liquidated in February 2014 (Nota 39).

(b)                Export prepayments (“EPP”)

		Initial amount
		of the transaction			Consolidated
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2013	2012
May 2010	(i)	150,000	May-2015	US dollar exchange variation + semiannual Libor + 2.40		307,406
December 2010		100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47	118,505	206,204
January 2013		200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	422,239
Total		450,000			540,744	513,610

(i)         On September 30, 2013, Braskem Europe maintained an investment of US$150,000 thousand to offset this operation (Note 7).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)                 BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	2013	2012

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.47	6,533	7,708
Other	2006	January-2013	Monetary variation (UMBNDES) + 5.46		100
Limit of credit UNIB-South	2006	July-2014	US dollar exchange variation + 5.46 to 5.66		10,747
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.32 to 6.47	10,389	21,072
Braskem Qpar expansion	2006/2007/2008	January-2015	Monetary variation (UMBNDES) + 6.29		2,099
Limit of credit I	2007	April-2015	US dollar exchange variation + 4.96 to 5.85		42,519
Green PE plant	2009	July-2017	US dollar exchange variation + 6.25	39,838	44,440
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.25	80,826	93,354
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.25	115,082	101,647
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.09 to 6.12	159,917	143,186
Butadiene plant	2011	January-2021	US dollar exchange variation + 6.12	40,480	28,388
				453,065	495,260

Local currency
Other	2006	September-2016	TJLP + 2.80	49,294	67,218
Limit of credit UNIB-South	2006	May-2014	TJLP + 2.02 to 2.32		44,432
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	75,867	197,546
Limit of credit I	2007	April-2015	TJLP + 1.81 to 2.32		173,477
Green PE plant	2008/2009	June-2017	TJLP + 0.00 to 4.78	280,631	414,278
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	240,915	319,039
Limit of credit II	2009	January-2017	4.50	10,763	14,252
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	352,364	351,406
New plant PVC Alagoas	2010	December-2019	5.50	40,091	43,066
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	969,715	582,981
Limit of credit III	2011	October-2019	SELIC + 2.58	82,362
Limit of credit III	2011	November-2019	3.50 to 5.50	228,583	64,095
Butadiene plant	2011	December-2020	TJLP + 0.00 to 3.45	134,402	110,102
				2,464,987	2,381,892

Total				2,918,052	2,877,152

In December 2011, BNDES approved a new revolving credit line limit for the Company in the total amount of R$2.5 billion, which may be used for 5 years as from the date it is contracted. The funds are being used in the Company’s investment plan. As of December 31, 2013, a total of R$1.5 billion has been released, of which R$724 million was released in 2013.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(d)                Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	2013	2012

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	184,778	161,150
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	119,255	104,029
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	176,806	154,298
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	362,221	315,973
March 2008	(i)	41,750	March 2016	Us dollar exchange variation + 7.50		52,237
		722,809			843,060	787,687

Local currency
April-2010	(ii)	50,000	October-2021	105% of CDI	50,880	65,678
June-2010	(ii)	200,000	October-2021	105% of CDI	203,521	256,471
February-2011	(ii)	250,000	October-2021	105% of CDI	203,521	297,434
April-2011	(iii)	450,000	April-2019	112.5% of CDI	459,408	456,876
June-2011	(ii)	80,000	October-2021	105% do CDI	81,408	91,563
August-2011	(iii)	400,000	August-2019	112.5% of CDI	403,513	402,527
January-2012		200,000	December-2013	103% of CDI		217,320
June-2012	(ii)	100,000	October-2021	105% of CDI	101,761	103,818
September-2012	(ii)	300,000	October-2021	105% of CDI	305,282	305,684
October-2012	(ii)	85,000	October-2021	105% of CDI	86,496	86,419
November-2012		100,000	November-2013	106% of CDI		100,624
February-2013	(iv)	100,000	February-2016	8.00	101,183
February-2013	(iv)	50,000	February-2016	7.50	50,505
February-2013	(iv)	100,000	February-2016	8.00	101,010
February-2013	(iv)	50,000	February-2016	8.00	50,440
February-2013	(iv)	100,000	February-2016	8.00	100,923
March-2013	(iv)	50,000	March-2016	8.00	50,257
March-2013	(iv)	17,500	March-2016	8.00	17,583
August-2013	(iv)	10,000	August-2016	8.00	10,129
December-2013		150,000	December-2016	8.00	150,257
Total		2,842,500			2,528,077	2,384,414

(i)         Financing paid in advance in September 2013.

(ii)       Maturities and charges on these operations were renegotiated in October 2013.

(iii)      The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate.

(iv)      The Company entered into swap transactions for these contracts (77.52% to 92.70% of CDI).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(e)                 Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	2013	2012
2014		1,759,551
2015	1,121,998	1,515,498
2016	1,738,496	1,092,519
2017	1,576,790	715,362
2018	1,881,848	1,512,383
2019	1,479,686	1,146,166
2020	2,366,125	1,884,761
2021	2,561,516	2,059,513
2022	1,248,355	1,042,067
2023	1,676
2024
2025 and thereafter	3,377,197	2,947,790
Total	17,353,687	15,675,610

(f)                 Capitalized financial charges - consolidated

The Company capitalized financial charges in the year ended December 31, 2013 in the amount of R$362,528 (2012 - R$162,227), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 7.40% p.a. (2012 - 6.98% p.a.).

(g)                Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total debt 2013	Total guaranteed	Guarantees

BNB	March-2023	341,051	341,051	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	2,918,052	2,918,052	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	207,694	207,694	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	122,255	122,255	Bank surety
FINAME	February-2022	3,465	3,465	Pledge of equipment
Total		3,592,517	3,592,517

(h)                Financial covenants

The Company has not entered into financing agreements that establish limits for certain indicators related to the capacity to contract debt and pay interest.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

19                Project finance

Braskem Idesa is constructing a plant in Mexico (Ethylene XXI Project), with capacity to produce around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock. The raw material will be supplied through an agreement with PEMEX-Gás for delivery of 66,000 barrels of ethane per day for 20 years.

In line with the Company’s financial policy, the investment is being financed under the Project finance mode, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance). Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the project, as well commitments by shareholders to inject a limited amount of capital to provide for eventual additional costs thereof.

The financing structure was concluded in December 2012, at the ratio of 70% debt and 30% equity. The total financing contracted to meet construction expenses and start project operation was US$3,193,095 thousand. In 2013, a total of R$4,562,343 (US$2,030,812 thousand) was released. A portion of these funds was used to settle the amounts lent by shareholders Braskem and Grupo Idesa, totaling R$1,449,826 (US$648,750 thousand) and R$483,276 (US$216,250 thousand), respectively.

Braskem Idesa capitalized the interest on this financing, since its funding through December 31, 2013, in the amount of R$69,097 (MXN$391,915 thousand). The average interest rate was 4.88% p.a.

The breakdown of charges and final maturities is as follows:

	Contract value	Value received			Consolidated
Identification	US$ thousands	US$ thousands	Maturity	Charges (% per year)	2013	2012
Project finance I	700,000	484,847	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,141,515
Project finance II	210,000	51,422	February-2027	Us dollar exchange variation + 6.17	121,387
Project finance III	600,000	263,264	February-2029	Us dollar exchange variation + 4.33	621,410
Project finance IV	660,000	551,173	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,298,791
Project finance V	400,000	277,055	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	653,288
Project finance VI	90,000	33,811	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	79,630
Project finance VII	533,095	369,242	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	866,581
Transactions costs					(51,196)
Total	3,193,095	2,030,814			4,731,406

Current liabilities					25,745
Non-current liabilities					4,705,661
Total					4,731,406

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Consolidated
	2013	2012

2016	85,068
2017	254,883
2018	313,944
2019	327,391
2020	389,584
2021	447,535
2022	377,156
2023	493,770
2024	534,866
2025 and thereafter	1,481,464
Total	4,705,661

In accordance with the Company’s risk Management strategy and based on its financial policy, the Management contracted and designated derivative operations under hedge accounting (Note 20.2.1 (c.ii)) in order to offset the change in future debt-related financial expenses caused by the fluctuation of the Libor rate.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

20                Financial instruments

20.1          Non-derivative financial instruments measured at fair value - consolidated

			Fair value hierarchy	Book value		Fair value
	Note	Classification by category		2013	2012	2013	2012

Cash and cash equivalents	6
Cash and banks		Loans and receivables		987,824	398,142	987,824	398,142
Financial investments in Brazil		Held-for-trading	Level 2	687,938	393,348	687,938	393,348
Financial investments in Brazil		Loans and receivables		1,218,852	899,816	1,218,852	899,816
Financial investments abroad		Held-for-trading	Level 2	1,441,245	1,596,316	1,441,245	1,596,316
				4,335,859	3,287,622	4,335,859	3,287,622

Financial investments	7
FIM Sol investments		Held-for-trading	Level 2	61,670	50,803	61,670	50,803
Investments in foreign currency		Held-for-trading	Level 2	3,773	5,256	3,773	5,256
Investments in foreign currency		Held-to-maturity		189	15,731	189	15,731
Shares		Held-for-trading	Level 1	1,170	3,023	1,170	3,023
FIM Sol investments		Loans and receivables		-	77,469		77,469
Investments in national currency		Loans and receivables		-	513		513
Quotas of receivables investment fund		Held-to-maturity		40,696	52,559	40,696	52,559
Restricted deposits		Held-to-maturity		-	1,281		1,281
				107,498	206,635	107,498	206,635

Trade accounts receivable	8	Loans and receivables		2,872,395	2,364,222	2,872,395	2,364,222

Related parties credits	10	Loans and receivables		258,136	141,539	258,136	141,539

Other receivables
Disposal of shareholdings		Loans and receivables		-	652,100		652,100

Trade payables		Other financial liabilities		10,421,687	8,999,491	10,421,687	8,999,491

Borrowings	18
Foreign currency - Bond		Other financial liabilities	Level 1	10,432,526	9,278,759	10,241,359	10,032,553
Foreign currency - other borrowings		Other financial liabilities		2,588,901	2,888,547	2,588,901	2,888,547
Local currency		Other financial liabilities		5,667,529	5,404,617	5,667,529	5,404,617
				18,688,956	17,571,923	18,497,789	18,325,717

Project finance	19	Other financial liabilities		4,782,602		4,782,602

Other payables
Creditors for the acquisitions of shares		Other financial liabilities		275,743	256,030	275,743	256,030
Accounts payable to non-controlling		Other financial liabilities		341,993	260,649	341,993	260,649
				617,736	516,679	617,736	516,679

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Fair value

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    trade accounts receivable and trade payables approximate their respective carrying amount due to the short-term maturity of these instruments.

(iii)  the fair value of related parties is the same as the carrying amount.

(iv)  the fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(v)    the fair value of debentures is obtained through secondary market prices disclosed by ANDIMA (National Association of Financial Market Institutions).

(b)               Fair value hierarchy

The Company adopts CPC 40 and IFRS 7 for financial instruments that are measured in the balance sheet, this requires disclosure of measurements by level of the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

The valuation assumptions (inputs to models) are obtained from sources that reflect the most recent observable market prices, particularly the curves of interest and future currency quotes disclosed by the Commodities & Futures Exchange, the spot exchange rate disclosed by the Central Bank of Brazil and the foreign interest curves disclosed by well-known quoting services such as Bloomberg or Reuters.

20.2          Financial instruments designated and not designated for hedge accounting

Financial instruments designated and not designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively. Financial instruments are necessarily classified as "held-for-trading". The regular changes in the fair value are recognized as financial income or expense in the period in which they occur, except when designated and qualified for hedge accounting.

All financial instruments held at December 31, 2013 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

Braskem’s Financial Policy provides for a continuous short-term hedging program for foreign exchange rate risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge for each operation and keeps it in place for the whole period of the hedged transaction.

Braskem may elect derivatives as hedges for the application of hedge accounting in accordance with CPCs 38, 39, 40 and IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

20.2.1    Changes in derivative financial instruments designated and not designated for hedge accounting

			Operation characteristics
Identification	Note	Fair value hierarchy	Principal exposure	Derivatives	Balance at 2012	Change in fair value	Financial settlement	Balance at 2013

Non-hedge accounting transactions
Non-deliverable forward ("NDF") - ethanol		Level 2	Real	Dollar	1,791	52	(1,843)
Commodity swap - Naphtha	20.2.1 (a.i)	Level 2	Fixed price	Variable price		(287)	(183)	(470)
Commodity swap - Naphtha	20.2.1 (a.i)	Level 2	Fixed price	Variable price		(1,080)	1,080
Contract for the future purchase - ethanol		Level 1	Fixed price	Variable price	2		(2)
Exchange swap		Level 2	Dollar	CDI	4,968	(1,688)	(3,280)
Interest rate swaps	20.2.1 (a.ii)	Level 2	Fixed rate	CDI		18,458	2,293	20,751
Deliverable Forward	20.2.1 (c.i.i)	Level 2	Mexican peso	Dollar		65,117	(17,837)	47,280
Deliverable Forward	20.2.1 (c.i.ii)	Level 2	Euro	Dollar		(8,801)	3,779	(5,022)
					6,761	71,771	(15,993)	62,539

Hedge accounting transactions
Exchange swap	20.2.1 (b.i)	Level 2	CDI	Dollar	286,617	68,202	12,740	367,559
Commodity swap - ethylene	20.2.1 (b.ii)	Level 2	Variable price	Fixed price		(69)		(69)
Commodity swap - PGP	20.2.1 (b.ii)	Level 2	Fixed price	Variable price		(59)		(59)
Interest rate swaps	20.2.1 (c.ii.i)	Level 2	Libor	Dollar		(116,476)	6,223	(110,253)
					286,617	(48,402)	18,963	257,178

Current assets (other receivables)								(34,101)
Non current assets (other receivables)								(137,345)
Current liabilities (derivatives operations)					293,378			95,123
Non current liabilities (derivatives operations)								396,040
					293,378			319,717

The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient. On December 31, 2013, the Company had security deposits related to NCE currency swaps (Note 20.2.1(a.ii)) amounting to R$244,832.

(a)               Non-hedge accounting transactions

The Company has operations that were not designated as hedge accounting since the risks posed to the principals protected are satisfactorily represented by the coinciding results from the variation in the exposure indexes of the principal and the variation in the fair value.

The regular changes in the fair value of these swaps are recorded as financial income or expenses in the same period in which they occur. In the fiscal year ended December 31, 2013, the Company recognized a financial expense of R$15,455.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a.i)     Commodity swap - Naphtha

The parent company made a single operation of resin at a fixed price sale to a final customer. With the goal of preserving its margin, potentially affected by the fluctuation in the price of naphtha, were made four future purchase contracts at a fixed price of this raw material, as shown below:

	Nominal value	Fixed price - US$/Ton (hedge)		Fair value
Identification	US$ thousands		Maturity	2013	2012
Commodity swap - naphtha	477	830.000	February-2014	(144)
Commodity swap - naphtha	477	830.000	March-2014	(127)
Commodity swap - naphtha	477	830.000	April-2014	(112)
Commodity swap - naphtha	425	830.000	May-2014	(87)
Total	1,856			(470)

Current assets (other receivables)				(470)
Total				(470)

(a.ii)    Interest rate swap linked to NCE

            The Parent Company has contracted financing facilities in the form of NCE (Note 18(d)) with fixed interest payments. Considering that the cash in Brazilian real is largely invested in the overnight rate (CDI)-indexed investments, the company contracted swaps to match financial charges with cash yields.

				Fair value
Identification	Nominal value	Interest rate (hedge)	Maturity	2013	2012
Swap NCE I	100,000	90.65% CDI	February-2016	4,086
Swap NCE II	50,000	88.20% CDI	February-2016	2,243
Swap NCE III	100,000	92.64% CDI	February-2016	4,435
Swap NCE IV	50,000	92.70% CDI	February-2016	2,315
Swap NCE V	100,000	91.92% CDI	February-2016	4,407
Swap NCE VI	50,000	92.25% CDI	March-2016	2,310
Swap NCE VII	17,500	91.10% CDI	March-2016	765
Swap NCE VIII	10,000	77.52% CDI	August-2016	190
Total	477,500			20,751

Current liabilities (derivatives operations)				20,751
Total				20,751

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Hedge accounting transactions

(b.i)     Swaps related to NCE

In line with the Company’s risk Management strategy and based on its financial policy, the Management contracted swap operations to offset the interest rate and currency risks arising from the financings mentioned in Note 18(d), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

			Interest rate		Fair value
Identification	Nominal value	US$ mil	(hedge)	Maturity	2013	2012
Swap NCE I	200,000	122,100	5.44%	August 2019	101,904	82,812
Swap NCE II	100,000	60,187	5.40%	August 2019	48,414	39,008
Swap NCE III	100,000	59,588	5.37%	August 2019	46,642	37,333
Swap NCE IV	100,000	56,205	5.50%	April 2019	39,005	29,904
Swap NCE V	100,000	56,180	5.50%	April 2019	38,939	29,250
Swap NCE VI	150,000	82,372	5.43%	April 2019	52,745	38,585
Swap NCE VII	100,000	58,089	4.93%	April 2019	39,910	29,725
Total	850,000	494,721			367,559	286,617

Current assets (other receivables)					(28,481)
Current liabilities (derivatives operations)						286,617
Non Current liabilities (derivatives operations)					396,040
Total					367,559	286,617

Prior to designating these swaps as hedge accounting, on May 1, 2013, the Company had recognized financial income of R$43,651 as profit for the fiscal year. After the recognition of this designation, an expense of R$111,853, relating to changes in the fair value of these swaps since the designation until December 31, 2013, was recognized.

(b.ii)       Commodity swap – Ethylene and PGP

To reduce the volatility of its results, the subsidiary Braskem America decided to swap the part of the ethylene used in the production of PP copolymers for Polymer Grade Propylene (PGP), which is the main factor influencing the price of this resin. For this purpose, the company contracted two operations with derivatives for the same terms and volumes.

In the first operation, the ethylene cost was fixed:

	Nominal value	Hedge		Fair value
Identification	US$ thousands	Cents/Pound	Maturity	2013	2012
Commodity swap - ethylene	285	0.57	January-2014	(6)
Commodity swap - ethylene	285	0.57	February-2014	(10)
Commodity swap - ethylene	285	0.57	March-2014	(13)
Commodity swap - ethylene	285	0.57	April-2014	(15)
Commodity swap - ethylene	285	0.57	May-2014	(13)
Commodity swap - ethylene	285	0.57	June-2014	(12)
Total	1,710			(69)

Current assets (other receivables)				(69)
Total				(69)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

To preserve its margin, potentially affected by the fluctuation in resin prices, it contracted a swap operation that makes the cost variable on account of the PGP, as follows:

	Nominal value	Hedge		Fair value
Identification	US$ thousands	Cents/Pound	Maturity	2013	2012
Commodity swap - PGP	385	0.77	January-2014	41
Commodity swap - PGP	390	0.78	February-2014	53
Commodity swap - PGP	390	0.78	March-2014	53
Commodity swap - PGP	365	0.73	April-2014	(6)
Commodity swap - PGP	340	0.68	May-2014	(64)
Commodity swap - PGP	310	0.62	June-2014	(136)
Total	2,180			(59)

Current assets (other receivables)				(59)
Total				(59)

On the date of contracting the derivative, the operations were designated as hedge accounting. Thus, the Company recognized income of R$128 in shareholders' equity, relating to the variation in the fair value of these swaps.

(b.iii)      Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

On December 31, 2013, the following non-derivative liabilities of the Parent Company were designated as hedge for the flow of its highly probable future exports:

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

	Financial liabilities - Parent company
			Nominal value	Balance at	Balance at
Identification	Maturity	Hedge	US$ thousands	2013	2012

Operations designated for hedge accounting
Trade payables	2016	Dollar	272,254	637,785
Trade payables related parties	2016	Dollar	567,192	1,328,703
Trade payables	2017	Dollar	82,648	193,610
Trade payables related parties	2017	Dollar	667,037	1,562,602
Export prepayments - related parties	2017	Dollar	80,000	187,408
Trade payables	2018	Dollar	151,472	354,837
Trade payables related parties	2018	Dollar	593,089	1,389,370
Export prepayments	2018	Dollar	43,333	101,513
Bond	2019	Dollar	65,143	152,604
Accounts payable - related parties	2019	Dollar	50,000	117,130
Export prepayments	2019	Dollar	150,000	351,390
Export prepayments - related parties	2019	Dollar	468,837	1,098,298
Accounts payable - related parties	2020	Dollar	288,000	674,669
Trade payables	2020	Dollar	50,000	117,130
Trade payables related parties	2020	Dollar	6,000	14,056
Export prepayments	2020	Dollar	50,000	117,130
Export prepayments - related parties	2020	Dollar	330,000	773,058
Accounts payable - related parties	2021	Dollar	332,000	777,743
Trade payables related parties	2021	Dollar	10,000	23,426
Export prepayments	2021	Dollar	374,000	876,132
Accounts payable - related parties	2022	Dollar	216,000	506,002
Credit note export	2022	Dollar	353,000	826,938
Export prepayments - related parties	2022	Dollar	150,000	351,388
Accounts payable - related parties	2023	Dollar	653,972	1,531,994
Export prepayments - related parties	2023	Dollar	64,400	150,863
Accounts payable - related parties	2024	Dollar	113,854	266,715
Export prepayments - related parties	2024	Dollar	575,000	1,346,995
			6,757,231	15,829,489

			Nominal value	Balance at	Balance at
Related parties			US$ thousands	2013	2012
Braskem Holanda			1,283,826	3,007,490
Braskem América			200.000	468,520
Braskem Inc.			3,511,555	8,226,168
Braskem Austria			170.000	398,242
			5,165,381	12,100,420

The Company considers the flow covered as highly probable based, on the following factors:

  Historically, annual export volumes represent 3 to 4 times the annual amount covered;
  In the past 5 years, Braskem S.A. recorded average exports of US$2.4 billion annually, supporting the export amounts underlying the hedge; and
  The flow covered varies between 15% and 30% of the export flows planned by the Company.

The Company designated longer export flows than the financial liabilities that hedge them. However, to analyze the effectiveness of the operations, the export flows will be considered only until the date of maturity of the underlying debt. Nevertheless, to ensure continuity of the relation and strategy of the proposed hedge, the Company plans to refinance and/or substitute these hedging instruments according to their maturity, in accordance with CPC 38 and IAS 39.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

Braskem in order to maintain consistency between the parent company’s results and the consolidated results, selected the hedge instruments with subsidiaries abroad observing the guarantees at those companies whose counterparty is external to that of Braskem. As such, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary in the operations were selected, which effectively maintained the essence of the transactions.

On December 31, 2013, the following non-derivative financial liabilities were designated as guarantee for the hedge, considering the scope of the consolidated balance sheet:

	Financial liabilities - Consolidated
			Nominal value	Balance at	Balance at
Identification	Maturity	Hedge	US$ thousands	2013	2012

Operations designated for hedge accounting
Bond	2016	Dollar	78,893	184,814
Trade payables	2016	Dollar	760,551	1,781,674
Bond	2017	Dollar	213,220	499,489
Foreign currency borrowings	2017	Dollar	72,632	170,148
Trade payables	2017	Dollar	543,833	1,273,982
Bond	2018	Dollar	340,455	797,550
Trade payables	2018	Dollar	439,275	1,029,046
Bond	2019	Dollar	315,483	739,051
Trade payables	2019	Dollar	378,712	887,170
Advance on exchange contracts	2019	Dollar	47,949	112,325
Bond	2020	Dollar	460,001	1,077,599
Foreign currency borrowings	2020	Dollar	39,923	93,523
Trade payables	2020	Dollar	120,076	281,291
Export prepayments	2020	Dollar	104,000	243,630
Bond	2021	Dollar	480,001	1,124,450
Foreign currency borrowings	2021	Dollar	99,999	234,257
Trade payables	2021	Dollar	10,001	23,428
Export prepayments	2021	Dollar	126,000	295,168
Bond	2022	Dollar	363,656	851,901
Trade payables	2022	Dollar	2,344	5,490
Credit note export	2022	Dollar	353,000	826,938
Bond	2023	Dollar	698,372	1,636,005
Trade payables	2023	Dollar	20,000	46,852
Bond	2024	Dollar	681,199	1,595,776
Trade payables	2024	Dollar	7,656	17,934
			6,757,231	15,829,491

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The amounts of the operations designated for hedge accounting booked in shareholders' equity are shown below:

	Balance at			Balance at
	2012	Addition	Reversion	2013

Exchange variation of foreign sales hedge		2,303,540		2,303,540
Income tax and social contribution on foreign sales hedge		(783,204)		(783,204)

Fair value of cash flow hedges, net of taxes		1,520,336		1,520,336

(c)               Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa follow the same mode as project finance, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance) (Note 19).

(c.i)      Operations not designated for hedge accounting

The periodic changes in the fair value of swaps are recorded as financial income or expense in the same period in which they occur. In the year ended December 31, 2013, the Company recognized a financial expense of R$56,316.

(c.i.i)    Currency futures contract– Mexican Peso

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in Mexican peso (local trade payables, payroll, taxes and etc.). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

	Nominal value	Foreign exchange		Fair value
Identification	US$ thousands	(hedge)	Maturity	2013	2012
Deliverable Forward	41,020	13.1120	January-2014	3,620
Deliverable Forward	35,453	13.1428	February-2014	3,815
Deliverable Forward	39,206	13.1742	March-2014	4,065
Deliverable Forward	42,391	13.1998	April-2014	3,468
Deliverable Forward	32,410	13.2305	June-2014	3,164
Deliverable Forward	36,844	13.2645	June-2014	3,624
Deliverable Forward	36,839	13.2953	July-2014	3,612
Deliverable Forward	33,627	13.3273	September-2014	3,281
Deliverable Forward	30,750	13.3544	September-2014	2,988
Deliverable Forward	30,079	13.3871	Octuber-2014	2,923
Deliverable Forward	27,843	13.4200	December-2014	2,707
Deliverable Forward	24,091	13.4519	December-2014	2,344
Deliverable Forward	22,522	13.4906	February-2015	2,202
Deliverable Forward	18,209	13.5217	March-2015	1,788
Deliverable Forward	15,394	13.5551	March-2015	1,519
Deliverable Forward	9,703	13.5896	April-2015	961
Deliverable Forward	5,299	13.6264	June-2015	525
Deliverable Forward	3,191	13.6598	June-2015	317
Deliverable Forward	1,769	13.6952	July-2015	176
Deliverable Forward	1,840	13.7306	August-2015	181
Total	488,480			47,280

Current liabilities (derivatives operations)				47,280
Total				47,280

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c.i.ii)   Currency futures contract - Euro

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in euro (trade payables). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

	Nominal value	Foreign exchange			Fair value
Identification	US$ thousands	(hedge)	Maturity	2013	2012
Deliverable Forward	8,485	1.3053	January-2014	(1,119)
Deliverable Forward	6,096	1.3059	January-2014	(801)
Deliverable Forward	7,839	1.3066	March-2014	(1,020)
Deliverable Forward	3,287	1.3068	March-2014	(426)
Deliverable Forward	6,501	1.3079	June-2014	(831)
Deliverable Forward	6,555	1.3089	July-2014	(825)
Total	38,763			(5,022)

Current assets (other receivables)				(5,022)
Total				(5,022)

(c.ii)     Operations designated for hedge accounting

(c.ii.i)   Interest rate swap linked to Libor

On December 31, 2013, Braskem Idesa held 6 interest rate swap contracts for a nominal value of US$1,312,892 thousand, contracted on the future disbursements of the project finance (Note 19) contracted in U.S. dollar at floating rates (based on  Libor). In these swaps, Braskem Idesa receives floating rates (Libor) and pays fixed rates periodically, coinciding with the financing cash flows. The objective of these swaps is to offset the changes in the future financial expenses from debt caused by changes in the Libor rate. The term, amount, settlement dates and floating interest rates coincide with the terms of the project finance.

	Nominal value	Interest rate			Fair value
Identification	US$ thousands	(hedge)	Maturity	2013	2012
Swap Libor I	299,996	1.9825%	May-2025	(25,124)
Swap Libor II	299,996	1.9825%	May-2025	(25,213)
Swap Libor III	299,996	1.9825%	May-2025	(25,213)
Swap Libor IV	129,976	1.9825%	May-2025	(10,924)
Swap Libor V	132,996	1.9825%	May-2025	(11,178)
Swap Libor VI	149,932	1.9825%	May-2025	(12,601)
Total	1,312,892			(110,253)

Non-Current assets (other receivables)				(137,345)
Current liabilities (derivatives operations)				27,092
Total				(110,253)

Before designating these swap operations as hedge accounting, on September 1, 2013, the Company recognized financial income of R$116,007 as profit in the fiscal year. After recognizing such designation, in shareholders’ equity, the Company recognized financial expense of R$469 relating to changes in the fair value of these swaps since the designation through December 31, 2013.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(d)               Estimated maximum loss

On December, 31, 2013, the amount at risk of the derivatives held by Braskem, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at R$31,045 (US$13,252 thousand) for the NCE swap designated for hedge accounting and R$1,773 for the NCE swap that is not designated for hedge accounting.

The value at risk of derivatives related to the Ethylene XXI Project in Mexico in 95% of the cases, under normal market conditions, was estimated at R$23,101 (US$9.861 thousand) for the Libor derivative and R$3,342 (US$1.426 thousand) for the derivative of Mexican pesos.

20.3          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2013, the credit ratings for the domestic market were as follows:

			(%)
			2013	2012
1	Minimum risk		16.56	21.19
2	Low risk		32.61	32.04
3	Moderate risk		23.54	33.68
4	High risk		26.26	4.23
5	Very high risk	(i)	1.03	8.85

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%

LTM – last 12 months

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	2013	2012
Financial assets with risk assessment
AAA	3,436,378	2,484,788
AA+		190,660
AA	93,955	5
AA-		449,555
A+		120,123
A	865,105	19
A-	1,485	80,231
	4,396,923	3,325,381
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	40,696	103,359
Sundry funds (ii)	3,773	60,356
Restricted deposits (iii)		1,281
Other financial assets with no risk assessment	1,965	3,880
	46,434	168,876

Total	4,443,357	3,494,257

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

(iii)      Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

20.4          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2013, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/U.S. dollar exchange rate;

•      Euro/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 27, 2013 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2013. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, by the end of 2014, the U.S. dollar will appreciate 4.58% against the Brazilian real compared to the end of 2013, and the CDI rate will be 10.50%.

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, Braskem considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2014 of 0.50%.

(b.2)    Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar and the Mexican peso/U.S. dollar exchange rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on December 31, 2013.

For the Euro/U.S. dollar exchange rate, a negative change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the rate on December 31, 2013.

For the Libor and CDI interest rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on their respective rates on December 31, 2013.

For the TJLP interest rate, an increase of 1% was considered for the possible adverse scenario and of 1.5% for the extreme scenario based on its rate on December 31, 2013, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario. Tables (d), (e), (f), (g) and (h) show the changes in future cash flows.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	(478,295)	(2,608,132)	(5,216,263)
Advance on exchange contracts	(5,370)	(29,283)	(58,566)
BNDES	(20,771)	(113,266)	(226,533)
Working capital / structured operations	(67,701)	(369,173)	(738,346)
Raw material financing	(58)	(317)	(634)
Export prepayments	(24,791)	(135,186)	(270,372)
Financial investments abroad	74,884	408,340	816,679
Swaps	(93,287)	(355,034)	(675,561)

(d)               Sensitivity to the Mexican peso/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Mexican peso/U.S. dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Project finance	(65,712)	(504,931)	(1,009,862)
Deliverable Forward	(33,999)	(216,414)	(361,505)

(e)               Sensitivity to the Euro/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Euro/U.S. dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Deliverable Forward	(1,466)	(23,957)	(47,914)

(f)                Sensitivity of future cash flows to the Libor floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Borrowings	(998)	(4,992)	(9,984)
Export prepayments	(2,102)	(10,510)	(21,020)
Swaps	1,703	(8,513)	(17,026)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(g)               Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(4,294)	(20,898)	(40,442)
Agricultural credit note	(39,666)	(182,183)	(329,235)
Financial investments in local currency	(9,878)	(49,376)	(98,720)

(h)               Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

	Probable	Possible adverse	Extreme adverse
Instrument	5.5%	6.0%	6.5%
BNDES	(43,377)	(85,661)	(126,884)
FINEP	(113)	(225)	(335)
Other governmental agents	(31)	(61)	(91)

21                Taxes payable

		Consolidated		Parent company
		2013	2012	2013	2012

Parent Company and subsidiaries in Brazil
IPI		81,282	71,440	60,355	55,609
PIS and COFINS		615	5,764
Income tax and social contribution		52,226	54,987	21,200	16,983
ICMS		120,941	72,435	56,077	16,274
Federal tax payment program - Law 11,941/09	(a)	1,024,127	1,237,156	956,884	1,168,413
Other		67,680	59,630	61,423	47,119

Foreign subsidiaries
Value-added tax			2,538
Income tax			2,132
Other		1,428	1,460
Total		1,348,299	1,507,542	1,155,939	1,304,398

Current liabilities		445,424	342,789	316,408	245,173
Non-current liabilities		902,875	1,164,753	839,531	1,059,225
Total		1,348,299	1,507,542	1,155,939	1,304,398

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Tax debt refinancing program – Law 11,941/09

In 2009, the Parent Company and the subsidiaries Braskem Qpar and Braskem Petroquímica adhered to the federal tax debit refinancing program established by Law 11.941 on May 27, 2009. The associated installments were deferred over a maximum of 180 months, which is the maximum limit permitted by said law. The law also provides for the possibility of amortizing at least 12 installments with the same reduction in penalties and interest applicable to the payment in cash of tax debits that fall under the scope of this law.

In June 2012, the Company's Management decided to pay in advance part of the installments of the Parent Company under the program, amortizing 72 installments at once, which amounted to R$403,821. After applying the benefits of cash payment to the amortization, Braskem disbursed R$301,841 on July 31, 2012. The reduction, in the amount of R$101,980, was recognized as follows: (i) the amounts corresponding to the renegotiated tax payments, of R$80,496, were recorded under “other operating income (expenses), net”; and (ii) their restatement by the Selic interest rate, as from the renegotiation date, was recorded under “financial results”, in the amount of R$21,484.

In September and December 2013, Brazil’s Federal Revenue Service offset, through a circular, with the approval of the Management, a part of the installments of the parent company, amortizing 39 installments amounting to R$ 156,484. Applying the benefits of cash payment on amortization, Braskem paid R$ 8,200, used credits from the Reintegra program in the amount of R$112,564, and other credits of R$1,658, obtaining a discount of R$34,062. This discount was recognized as follows: (i) the amount corresponding to the renegotiated tax installments, of R$25,063, was recorded under “other net operating income (expenses)”; and (ii) its restatement by the Selic interest rate, from the renegotiation date, was recorded under “financial results”, in the amount of R$8,999.

Due to the reopening of the installment program, the Parent Company included a few more tax dues amounting to R$25,965, deferred for payment in up to 180 months.

As established in the rules of said installment program, Braskem will lose all the reductions of arrears charges if it fails to pay three installments, whether consecutive or not.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

22                Income tax (“IR”) and social contribution (“CSL”)

22.1          Reconciliation of the effects of income tax and social contribution on profit or loss

		Consolidated		Parent company
	Note	2013	2012	2013	2012
	2.1.1(b)		Revised
Income (loss) before IR and CSL and after discontinued operations		963,948	(1,802,963)	745,239	(1,307,246)

IR and CSL at the rate of 34%		(327,742)	613,007	(253,381)	444,464

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		(1,096)	(7,548)	111,218	108,398
Effects from pre-payment of taxes		8,539	27,374	8,539	27,374
IR and CSL accrued in previous years		1,236	1,652	1,236	1,652
Interests on own capital				(31,284)
Other permanent adjustments		(137,847)	5,313	(71,870)	(5,785)

Effect of IR and CSL on results of operations		(456,910)	639,798	(235,542)	576,103

Breakdown of IR and CSL:

Current IR and CSL / continued operations		(45,218)	(29,165)	(1,623)
Current IR and CSL		(45,218)	(29,165)	(1,623)

Deferred IR and CSL / continued operations		(411,692)	812,276	(233,919)	576,103
Deferred IR and CSL / discontinued operations			(143,313)
Deferred IR and CSL		(411,692)	668,963	(233,919)	576,103

Total IR and CSL on income statement		(456,910)	639,798	(235,542)	576,103

In the consolidated results, excluding the amount of R$61,017 related to the negative impact of subsidiaries headquartered in countries with favored taxation for which no deferred income tax has been recorded, the effective rate in 2013 was 41.07%. In the parent company, excluding the amount of R$31,284 related to interest on capital received, the effective rate in 2013 was 27.41%.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

The Parent Company has subsidiaries abroad, whose nominal income tax (IR) rates differ from those in Brazil, of 34% (IR – 25% and CSL - 9%), as shown below:

	Official rate - %
	Headquarters (Country)	2013

Direct and Indirect subsidiaries
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria Finance	Austria	25.00
Braskem Chile	Chile	20.00
Braskem Alemanha	Germany	31.90
Braskem Finance and Braskem Inc	Cayman Islands*
Braskem Idesa, Braskem Idesa Serviços and Braskem México	Mexico	30.00
Braskem Austria	Austria	25.00
Braskem Holanda	Netherland	25.00
Petroquímica Chile	Chile	20.00
Braskem Espanha	Spain	30.00
Common	British Virgin Islands*
Lantana	Bahamas*
Norfolk	Uruguay	25.00

(*)  Country with favored taxation – rate of 0%.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

22.2          Deferred income tax and social contribution

(a)               Breakdown of and changes in deferred IR and CSL

						Consolidated
Deferred tax - assets	Note	As of December 31, 2012	Transfers of non-current assets held for sale	Impact on the result (expense) income	Impact on the equity / (decrease) increase	As of December 31, 2013
	2.1.1(a)	Revised
Tax losses (IR) and negative base (CSL)		1,099,345		(83,758)		1,015,587
Goodwill amortized		31,432		(19,367)		12,065
Exchange variations		215,545		575,963		791,508
Temporary adjustments		362,198	4,112	44,594	(2,671)	408,233
Business combination		243,517		(11,478)		232,039
Pension plan		49,912		12,015		61,927
Deferred charges - write-off		60,060		(22,089)		37,971
Investments in subsidiaries (CPC-18)				94,276		94,276
Total assets		2,062,009	4,112	590,156	(2,671)	2,653,606

						Consolidated
Deferred tax - liabilities		As of December 31, 2012	Transfers of non-current liabilities held for sale	Impact on the result (income) expense	Impact on the equity / (increase) decrease	As of December 31, 2013

Amortization of goodwill based on future profitability		586,857		56,193		643,050
Tax depreciation		391,224		150,101		541,325
Temporary differences		327,500	260	22,134	76,292	426,186
Business combination		624,817		(39,567)		585,250
Write-off negative goodwill of incorporated subsidiaries		1,781		(594)		1,187
Additional indexation PP&E		154,189		(14,032)		140,157
Hedge accounting				823,324	(823,324)
Other		52,254		4,289		56,543
Total liabilities		2,138,622	260	1,001,848	(747,032)	2,393,698

				Parent company
Deferred tax - assets	As of December 31, 2012	Impact on the result (expense) income	Impact on the equity / (decrease) increase	As of December 31, 2013

Tax losses (IR) and negative base (CSL)	444,332	(1,147)		443,185
Goodwill amortized	28,126	(18,936)		9,190
Exchange variations	205,725	570,116		775,841
Temporary adjustments	277,549	17,945		295,494
Business combination	89,770			89,770
Pension plan	49,912	12,015		61,927
Deferred charges - write-off	5,197	(5,197)		0
Investments in subsidiaries (CPC-18)		94,276		94,276
Total assets	1,100,611	669,072		1,769,683

				Parent company
Deferred tax - liabilities	As of December 31, 2012	Impact on the result (income) expense	Impact on the equity / (increase) decrease	As of December 31, 2013

Amortization of goodwill based on future profitability	510,308	34,093		544,401
Tax depreciation	208,849	60,344		269,193
Temporary differences	8,014	(588)		7,426
Business combination	85,746	(2,196)		83,550
Write-off negative goodwill of incorporated subsidiaries	1,781	(594)		1,187
Additional indexation PP&E	154,188	(14,031)		140,157
Other	46,857	2,639		49,496
Hedge accounting		823,324	(823,324)
Total liabilities	1,015,743	902,991	(823,324)	1,095,410

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Net balance of deferred income and social contribution tax assets and liabilities

		2013
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability

Braskem S.A.	Brazil	1,769,683	(1,095,410)
Braskem Argentina	Argentina	5,552
Braskem Alemanha	Germany	67,910
Braskem Idesa	Mexico	57,613	(52,554)
Braskem Petroquímica	Brazil	215,348	(129,022)
Petroquímica Chile	Chile	123
Braskem Qpar	Brazil	532,285	(755,006)
Braskem America	USA		(361,706)
IQAG	Brazil	23
Quantiq	Brazil	5,069

		2,653,606	(2,393,698)

(c)

		2012
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability

Braskem S.A.	Brazil	1,100,611	(1,015,743)
Braskem Argentina	Argentina	3,251
Braskem Alemanha	Germany	17,448	(9,176)
Braskem Idesa	Mexico	24,677
Braskem Petroquímica	Brazil	214,430	(93,256)
Petroquímica Chile	Chile	168
Braskem Qpar	Brazil	459,914	(626,807)
Riopol	Brazil	237,944	(88,201)
Braskem America	USA	3,566	(305,439)

		2,062,009	(2,138,622)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Realization of deferred income tax and social contribution

						Consolidated					Parent company
		December 31,		2015 and	2017 and	2019	December 31,		2015 and	2017 and	2019
Deferred tax - assets	Note	2013	2014	2016	2018	thereafter	2013	2014	2016	2018	thereafter

Tax losses (IR) and negative base (CSL)	2.19	1,015,587	66,986	390,957	398,657	158,987	443,185	41,053	203,606	191,285	7,241
Goodwill amortized	(i)	12,065	2,210	3,650	1,934	4,271	9,190	1,779	2,787	1,072	3,552
Exchange variations	(ii)	791,508				791,508	775,841				775,841
Temporary adjustments	(iii)	408,233	219,936	11,988	7,910	168,399	295,494	200,548	7,020	7,020	80,906
Business combination	(iv)	232,039				232,039	89,770				89,770
Pension plan tax	(v)	61,927	61,927				61,927	61,927
Deferred charges - write-off	(vi)	37,971	16,890	21,081
Investments in subsidiaries (CPC-18)	(vii)	94,276	94,276				94,276	94,276
Total assets		2,653,606	462,225	427,676	408,501	1,355,204	1,769,683	399,583	213,413	199,377	957,310

						Consolidated					Parent company
		December 31,		2015 and	2017 and	2019	December 31,		2015 and	2017 and	2019
Deferred tax - liabilities	Note	2013	2014	2016	2018	thereafter	2013	2014	2016	2018	thereafter

Amortization of goodwill based on future profitability	(viii)	643,050				643,050	544,401				544,401
Tax depreciation	(ix)	541,325				541,325	269,193				269,193
Temporary differences	(x)	426,186	38,743	77,486	78,518	231,439	7,426	590	1,180	2,597	3,059
Business combination	(xi)	585,250	40,469	80,938	80,938	382,905	83,550	2,201	4,401	4,401	72,547
Write-off negative goodwill of incorporated subsidiaries	(xii)	1,187	594	593			1,187	594	593
Additional indexation PP&E	(xiii)	140,157	14,031	28,062	28,062	70,002	140,157	14,031	28,062	28,062	70,002
Other		56,543				56,543	49,496				49,496
Total liabilities		2,393,698	93,837	187,079	187,518	1,925,264	1,095,410	17,416	34,236	35,060	1,008,698

Basis for constitution and realization:

(i)	Goodwill recognized from merged investments amortized prior to Law 11,638/07, which are controlled in the Taxable Income Journal (LALUR). Realization is based on the tax rules for amortization.
(ii)	Exchange variation of assets and liabilities denominated in foreign currency, whose tax realization is recognized upon their receipt or settlement.
(iii)	Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.
(iv)	Refers to: (i) tax-related goodwill generated by the acquisition of Quattor and (ii) contingencies recognized from business combinations at Quattor. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.
(v)	Provision for the defined-benefit plan at Petros Copesul, with realization expected for 2014.
(vi)	Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.
(vii)	Realization will take place in the first quarter of 2014.
(viii)	Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the impairment or realization of assets related to goodwill.
(ix)	Difference between the accounting and tax depreciation rates in accordance with Normative Rule nº1 of July 29, 2011.
(x)	Accounting revenues not yet taxable for calculation of income tax and social contribution, whose taxation will occur in subsequent periods.
(xii)	Write-off of negative goodwill from the merged company Cinal, which was offered as tax based on the amortization of taxes.
(xiii)	Adjustments to the additional indexation of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Annually, the Company revises its projection of taxable income using as base the Business Plan, which is approved by the Company’s Management, using as key variables those described in Note 3.1. If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

22.3          Provisional Presidential Decree  No. 627

On November 11, 2013, PPD 627 was passed, which introduced several provisions, notably the following: (i) revocation of the Transitional Tax System (RTT); (ii) changes to Decree-Law 1,598/77 related to Corporate Income Tax, and to the law related to Social Contribution; (iii) provision that any changes or adoption of accounting methods and criteria through administrative acts issued based on the powers granted by business law, after the publication of this PPD, will not have any implication in the calculation of federal taxes until the applicable tax law regulates the matter; (iv) inclusion of specific treatment on the taxation of profits or dividends; (v) provisions for the calculation of interest on capital; and (vi) new considerations on investments valued using the equity accounting method.

The PPD mentioned in items (i) to (iii) above came into effect in 2015. However, the Decree allows taxpayers to choose to advance the effects to 2014 as a condition for eliminating any tax effects related to dividends paid up to the date of publication of said Decree, the calculation of interest on capital and the valuation of significant investments in subsidiaries and associated companies using the equity accounting method. Though there is the possibility of the Company announcing the early adoption, the final decision on the effective exercise of said option will be taken when the PPD is made into law.

The Company conducted studies on the possible effects that could arise from the adoption of this PPD and concluded that it there are no material adjustments to its financial statements of December 31, 2013.

23                Sundry provisions

		Consolidated		Parent company
		2013	2012	2013	2012
Measures to
Provision for customers bonus	(a)	45,060	40,666	18,058	5,594
Provision for recovery of environmental damages	(b)	132,762	32,944	96,182	25,015
Judicial and administrative provisions	(c)	362,896	333,218	172,758	126,103
Other		14,832	8,847
Total		555,550	415,675	286,998	156,712

Current liabilities		105,856	52,264	60,991	11,930
Non-current liabilities		449,694	363,411	226,007	144,782
Total		555,550	415,675	286,998	156,712

(a)               Provision for client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement.

The rebate is monthly recognized in a provision, assuming that the minimum contractual amount will be achieved. As they are recognized based on contracts, the provisions are not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The term estimated for this recovery is measured at present value.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Judicial and administrative provisions

As presented below, Braskem maintains a provision for legal and administrative proceedings against the Company, for which the chances of loss are considered probable, and tax claims against Quattor, for which the chances of loss are considered possible on April 30, 2010, date on which the control of Quattor was acquired.

		Consolidated		Parent company
	Note	2013	2012	2013	2012

Labor claims	(c.1)	125,887	75,697	113,555	68,375

Tax claims	(c.2)
Income tax and social contribution	(i)	32,319	29,980
PIS and COFINS	(ii)	35,634	32,929
ICMS - interstate purchases	(iii)	86,233	79,688
ICMS - other	(iv)	11,432	56,974
Other		61,372	50,744	49,186	50,744

Societary claims and other		10,019	7,206	10,017	6,984
		362,896	333,218	172,758	126,103

(c.1)     Labor claims

On December 31, 2013, the Company is involved in 358 labor claims, including occupational health and security cases, which were assessed as probable losses. For these claims, the Company maintains a provision of R$125,887, which corresponds to the expected amount of disbursement upon their resolution. The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds 5 years.

The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s Management believes that the chances of having to increase the existing provision amount are remote.

(c.2)     Tax claims

On December 31, 2013, Braskem has recognized a provision in the amount of R$61,372 for claims from the Brazilian tax authorities and the chances of loss for which are considered probable. On the same date, the Company has recognized a provision in the amount of R$165,618 for these claims arising from business combination and the chances of loss for which are considered possible.

On December 31, 2013, the main tax claims for which the Company maintains a provision are the following:

(i)                 Income tax and social contribution

At the administrative level, the subsidiary Braskem Petroquímica is assessed for the payment of such taxes, in the amount of R$32,319 as of December 31, 2013, represented mostly by income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matter at the administrative and judicial levels.

There is no judicial deposit or other type of guarantee for this claim. The Company’s Management expects this case to be terminated by 2015.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(ii)               PIS and COFINS taxes

The subsidiary Braskem Petroquímica is assessed for the payment of these taxes in many claims, such as:

•                allegedly insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors by tax authorities, of widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•                offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•                rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired;

•                alleged non-taxation of revenue in the calculation basis of income arising from foreign exchange variations on assets, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2013, the total amount involved in these claims is R$35,634. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímica, which, together, cover the amount of the claims.

The Company’s Management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the subsidiary Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of:

•                use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were presented in the purchase invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                issue of invoices without registering the shipment of the goods from its facilities for storage; and

•                non-presentation of the tax documents requested by inspection authorities.

On December 31, 2013, the amount involved is R$86,233. The amount of the provision recognized is based on the estimate of future disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

Management estimates that this case should be terminated by 2019.

(iv)             ICMS - sundry violations

The subsidiary Braskem Qpar was served a tax deficiency notice by the Finance Department of the State of São Paulo, demanding (i) the payment of ICMS tax in view of the alleged non-payment of the tax from 2002 to 2004 while carrying out interstate sales to taxpayers located in other states though the goods never left the state of São Paulo, and (ii) the payment of ICMS and fines for using tax credits from August 2004 to November 2005, issue of tax documents without the corresponding exit of goods, and allegedly failure to submit the requested tax documents.

In 2013, Braskem paid R$47,746 (Note 15), taking advantage of the Special Installment Program announced by the São Paulo state government, thereby eliminating the contingency described in item (i) above, while the amount of R$28,581 relating to the contingency described in item (ii).

The amount of the provision recognized is based on the estimate of disbursement made by an external legal advisor taking into consideration the case law on the matters at the administrative and judicial levels.

No judicial deposits or other types of security were accrued for this procedure.

Management estimates that these cases should be terminated by 2020.

(d)               Changes in provisions

	Consolidated
		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2012	40,666	32,944	333,218	8,847	415,675

Additions, inflation adjustments and exchange variation, net	58,794	96,589	92,575	5,985	253,943
Write-offs through usage and payments	(54,400)	3,229	(62,897)		(114,068)

December 31, 2013	45,060	132,762	362,896	14,832	555,550

	Parent company
		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Total

December 31, 2012	5,594	25,015	126,103	156,712

Additions, inflation adjustments and exchange variation, net	28,805	66,088	46,716	141,609
Write-offs through usage and payments	(16,341)	5,079	(61)	(11,323)

December 31, 2013	18,058	96,182	172,758	286,998

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

24                Long-term incentive

A long-term non-share-based plan (“ILP”) was approved at the Shareholders’ Meeting held in September 2005, under which the participants in strategic programs can acquire securities issued by the Company that are called “Certificates of Investment Units”. The objective of the plan is, among others, to align the interests of participants in strategic programs in the creation of long-term value with those of shareholders, in order to motivate the vision and commitment of these participants to long-term results.

No new certificates have been issued since 2008, and the transactions under this program are, since then, limited to redemptions.

The balances at December 31, 2013 and 2012 are as follows:

	2013		2012
	Quantity	Amount	Quantity	Amount

Investment units
Issued (Alfa units)	377,156	5,254	427,313	6,200
Bonus (Beta units)	341,408	4,020	389,336	4,205
Total	718,564	9,274	816,649	10,405

25                Post-employment benefits

25.1          Defined contribution plans

(a)               ODEPREV

The Company maintains a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity created by Odebrecht. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts.

On December 31, 2013, the number of active participants in ODEPREV totals 5,451 (2012 - 5,404). The contributions made by the Company in the year amount to R$19,703 (2012 - R$24,898) and the contributions made by the participants amounted to R$46,411 (2012 - R$44,070).

(b)               Triunfo Vida

Braskem, due to the merger of Petroquímica Triunfo S.A., became a sponsor of Triunfo Vida. On May 31, 2010, the Company requested to withdraw its sponsorship of this plan and on July 27, 2012, PREVIC – National Superintendence of Supplementary Pension Plan (“PREVIC”) approved the withdrawal without the need for any further disbursements by Braskem.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

25.2          Post-employment benefit plans

(a)               PETROS Copesul Plan

Braskem, due to the merger of Copesul, became the sponsor of the Petros Copesul plan. On September 28, 2012, PREVIC approved the withdrawal of sponsorship of this plan by Braskem. The payment of the mathematical reserves of participants is expected to be made in 2014. For this reason, the provisioned amount of R$158,122 (Note 25.3.1 (a)) is recorded under current liabilities.

(b)               PETROS PQU Plan

With the acquisition of Quattor, in April 2010, the Company assumed the liabilities of Petros PQU.  On August 6, 2012, PREVIC approved the sponsorship withdrawal process, which had been requested on September 30, 2009. The payment of the mathematical reserves to participants is expected to be made in 2014. Due to the plan’s surplus situation, no provision has been accrued.

25.3          Defined benefit plans

(a)               Novamont – Braskem America

With the acquisition of Sunoco Chemicals, Braskem America became the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. On December 31, 2013, the plan has 54 active participants (2012 – 53). In 2013 and 2012, no contributions were made by the Company or by participants.

(b)               Braskem Alemanha

With the acquisition of the PP business from Dow Chemical, Braskem Alemanha became the sponsor of the defined benefit plan of the employees of the plants located in that country. On December 31, 2013, the plan has 136 (2012 – 96) active participants. In 2013 and 2012, no contributions were made by the Company or by participants.

The defined benefit plan of Braskem Alemanha is a non-contribution plan, that is, the contributions of the sponsor are managed directly by the company and this type of plan is allowed by legislation of that country.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

25.3.1    Composition and changes in the balances of the post-employment benefit plans

(a)               Amounts in balance sheet

		Consolidated		Parent company
	Note	2013	2012	2013	2012
	2.1.1(a)		Revised
Post-employment benefits
Petros Copesul		158,122	147,175	158,122	147,175

Defined benefit
Novamont Braskem America (i)		9,554	10,381
Braskem Alemanha (i)		34,515	26,221
		44,069	36,602

		202,191	183,777	158,122	147,175

Current liabilities		158,137	147,175	158,122	147,175
Non-current liabilities		44,054	36,602
Total		202,191	183,777	158,122	147,175

(i)    With the adoption of CPC 33 (R1) and IAS 19, the actuarial losses previously unrecognized in these two plans in the amount of R$18,204 (R$11,816, net of income tax) were recognized retroactively, on December 31, 2012,  under "other comprehensive income (loss)". The balance sheet on that date was restated to reflect the changes to the item “post-employment benefits”.  For comparison purposes, the information for December 31, 2011 was not revised in the statement of changes in shareholders’ equity, since the amounts are immaterial.

			Consolidated
Defined benefits	Note	2013	2012
	2.1.1(a)		Revised
Benefit obligations		(67,668)	(56,338)
Fair value of plan assets		23,599	19,736
Funded status of the plan		(44,069)	(36,602)
Consolidated net balance		(44,069)	(36,602)

In non-current liability		(44,069)	(36,602)
		(44,069)	(36,602)

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Change in obligations

		Consolidated
	Note	2013	2012
	2.1.1(a)		Revised
Balance at beginning of year		56,338	37,166
Current service cost		2,593	1,255
Interest cost		2,561	2,138
Benefits paid		(1,693)	(2,561)
Actuarial losses (gain)		(909)	14,769
Exchange variation		8,778	3,571
Balance at the end of the year		67,668	56,338

(c)               Change in fair value plan assets

		Consolidated
	Note	2013	2012
	2.1.1(a)		Revised
Balance at beginning of year		19,736	18,981
Actual return on plan assets		1,158	314
Employer contributions		1,392	178
Current expenses			(39)
Benefits paid		(1,619)	(1,406)
Exchange variation		2,932	1,708
Balance at the end of the year		23,599	19,736

(d)               Amounts recognized in profit or loss

		Consolidated
	Note	2013	2012
	2.1.1(a)		Revised
Current service cost		2,593	1,255
Interest cost		2,547	2,138
Expected return on plan assets		(1,614)	(1,489)
Amortization of actuarial loss		675	74
Amortization of unrecognized service cost		119	104
		4,320	2,082

The amounts recognized in the statement of operations refer to transactions involving the defined benefit pension plans that are recognized in “other operating (revenues) expenses, net” and in “financial results”, depending on their nature.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(e)               Actuarial assumptions

	(%)
	2013			2012
	United States	Germany	United States	Germany

Discount rate	5.00	3.75	5.00	5.75
Inflation rate	3.00	1.51	3.00	2.00
Expected return on plan assets	7.50	n/a	7.50	n/a
Rate of increase in future salary levels	n/a	3.00	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a

(f)                Hierarchy of fair value assets

On December 31, 2013, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan of Braskem America, which has a level-1 fair value hierarchy. As mentioned in item 25.3(c) of this Note, the defined benefit plans of Braskem Alemanha is not a contribution-based plan and as such, on December 31, 2013, this plan had no assets.

26                Advances from clients

The balance includes advances amounting to R$430,959 (2012 - R$358,428) from four clients overseas for the acquisition of products for supply between February 2013 and December 2016.

27                Other accounts payable

(a)               Non-current

(i)    On August 9, 2010, as part of the business combination of Quattor (currently named Braskem Qpar), BNDES Participações S.A. (“BNDESPAR”) exercised its option to sell the shares in Riopol, incorporated by Braskem Qpar in August, 2013 (Note 1(b.xix)). The balance, on December 31, 2013, is R$275,743 (2012 - R$256,030).

The purchase price will be paid in 3 installments, with restatement by the TJLP, as follows:

•      On June 11, 2015, the amount corresponding to 15% of the purchase price;

•      On June 11, 2016, the amount corresponding to 35% of the purchase price; and

•      On June 11, 2017, the amount corresponding to 50% of the purchase price.

(ii)  amounts payable to the non-controlling shareholder of Braskem Idesa, in the amount of R$370,420, arising from loans for the Ethylene XXI Project.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

28                Contingencies

Braskem has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s Management as possible.

The balance of contingent liabilities not booked as on December 31, 2013 and 2012, as classified:

	Consolidated
	2013	2012

Labor claims	606,166	698,036
Taxclaims	3,399,794	2,967,799
Other lawsuits	389,352	411,324
Total	4,395,312	4,077,159

(a)               Labor

On December 31, 2013, the Company is involved in 1,934 indemnity and labor claims for which the chances of loss are considered possible. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting to R$39 million. The chances of loss are deemed as possible.

The Management of the Company does not expect further disbursements to terminate these lawsuits.

All lawsuits in progress are with the Superior Labor Court and Management expects them to be judged in 2014.

Two of these actions were awarded a final and unappealable decision in favor of the Company.

There are not judicial deposits related to these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$311 million.

The Management of the Company does not expect to disburse any amounts upon their closure.

The claims are in the fact-finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2014.

No judicial deposit or other form of security was accrued for these claims.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b)               Tax

On December 31, 2013, the Company is involved in many proceedings with the Brazilian tax authorities. The Management understands that the chances of loss are possible, but not probable, based on the estimate and opinion of its external advisors.

On December 31, 2013 the main tax contingencies, together by matter and totaling at least R$60 million, are the following:

(b.1)    ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of SP, BA and AL. On December 31, 2013, the adjusted amounts of these claims total R$773 million and the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process;

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.;

•           transfer of goods for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution; and

•           fines for the failure to register invoices.

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposit or other form of security was accrued for these claims.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b.2)    COFINS

The Company is involved in collection actions related to COFINS in which the use, by the Company, of certain tax credits to determine and pay this tax is under discussion. These credits arise from (i) legal actions; and (ii) income tax prepayments.

On December 31, 2013, the adjusted amounts involved of these assessments total R$342 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$136 million, that cover the amount involved in these claims.

 (b.3)   IPI – presumed credit

The Company is involved in tax assessments that question the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the inputs that have been in contact with or have a direct influence on the final product are entitled to the presumed credit. The Judicial branch understands that the products that give rise to the right to the credits are those that (i) are incorporated into the final product; or (ii) are immediately and completely consumed in the production process. On December 31, 2013, the adjusted amount involved of these assessments is R$111 million.

The Company’s legal advisors estimate that: (i) the judicial proceeding is expected to be terminated in 2020; and (ii) in the event of an unfavorable decision to the Company, which is not expected, this contingency could be settled for up to 60% of the amount in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company furnished guarantee of R$ 19 million, which sustains the amount involved in the lawsuit on the issue.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(b.4)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits related to: (i) expenditures with treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These deficiency notices have already been contested at the administrative level and comprise the period from 2006 to 2011, and on December 31, 2013 totaled R$712 million, of which R$366 million related to principal and R$346 million of fine and interest.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and legal levels. For this reason, no provision has been accrued for these deficiency notices. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

The Company’s external legal counsel expect the proceedings at administrative level to conclude in 2020.

No judicial deposit or other form of guarantee was accrued for this claim.

(b.5)    IR and CSL – Amortization charges for goodwill and other charges.

The Company was served a tax deficiency notice by the Federal Revenue Service for having deducted, between 2007 and 2012, amortization charges from goodwill originated from equity interests acquired in calendar year 2012. That year, several business groups divested their petrochemical assets, the consolidation of which enabled the incorporation of Braskem. On December 31, 2013, the updated value of said income and social contribution tax deficiency notice was R$650 million.

In addition to the amounts related to Income and Social Contribution taxes recorded in the notices filed by tax authorities, the company rectified the balances of tax losses and negative social contribution tax bases corresponding to the disallowance of part of the amortization charges on the goodwill mentioned above, and the interest and exchange variation expenses incurred in 2008. The offset amounts represent R$653 million of the balance of tax losses and R$667 million of the balance negative social contribution bases, whose estimated tax impact is equivalent to the principal amount of R$223 million.

The Management, based on the opinion of the Company’s legal counsel, believes that the existence of an effective business purpose in the acquisition of the aforementioned petrochemical assets, the participation of third parties in the businesses that originated the goodwill from acquisitions, and the real economic nature of the operations that led to the recording of interest and exchange variation expenses, considers the chances of loss in the administrative and legal spheres as possible. Hence, no provision was accrued for these tax deficiency notices.

There is no judicial deposit or any other type of guarantee for all these proceedings.

For being recent contingencies, is unfeasible to estimate when these proceedings are expected to be terminated.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, on December 31, 2013, totaled R$123 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

(c.2)     Societary

Some shareholders of preferred shares acquired with incentives filed lawsuits, originally against Copene, the former name of the Company, and against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden and Politeno. They claim a share in the profit remaining after the payment of priority dividends on the same basis as the common shareholders, in addition to the right to vote in shareholders' meetings until the distribution of dividends in the desired conditions is reestablished. The amount involved in the lawsuits for which there is a possibility of loss is R$17 million.

No judicial deposits or other types of security were accrued for these lawsuits.

Since the lawsuits are in different phases, the Company’s external legal advisors consider it unfeasible to estimate when these proceedings are expected to be terminated.

(c.3)     Social security

The Company is a party to various administrative and judicial proceedings concerning social security matters, which total approximately R$137 million on December 31, 2013, as adjusted by the Selic rate.

The Management of the Company, based on the opinion of its external legal advisors, understands that no amount is due with respect to these assessments.

Additionally, Management believes that is not possible to estimate the amount of disbursement to cover a possible unfavorable decision to the Company, or even estimate when these proceedings will be brought to conclusion.

For these proceedings, security was given in the form of judicial deposits and finished products that combined cover the amounts claimed.

The Company’s external legal advisors consider it unfeasible to estimate when these proceedings are expected to be terminated.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

29                Equity

(a)                Capital

On December 31, 2013, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class “A” preferred shares, and 593,818 class “B’ preferred shares, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,591,019	21.91%			288,017,970	36.13%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			34,191,744	9.91%			34,191,744	4.29%
Other		12,907,078	2.86%	114,780,022	33.27%	593,818	100.00%	128,280,918	16.09%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)         American Depositary Receipts traded on the New York Stock Exchange (USA).

(ii)       These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)               Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Tax incentive reserve

This reserve mainly comprised the income tax deduction benefit determined before the base period of 2006 (Note 32(a)). After the adoption of Laws 11,638/07 and 11,941/09, as from January 1, 2007, the income tax benefit started to be recorded in the statement of operations in the revenue reserves account as proposed by Management and approved at the General Shareholders’ Meeting. Regardless of the change introduced by Laws 11,638/07 and 11,941/09, this tax incentive can be used only for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used the balance of this reserve to absorb part of the fiscal year’s loss.

(d)               Legal reserve

Under Brazilian Corporation Law, the Company must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

(e)               Unrealized profit reserves

This reserve was established based on unrealized profits in fiscal year 2011, in accordance with items I and II, paragraph 1 of Article 197 of Law No. 6,404/76, which states that in the fiscal year that the distributable dividends exceed the amount of profits, which generated cash inflows to the Company, the General Stockholders’ Meeting may, upon proposal of the board, attribute such excess to “unrealized profit reserves”. Under the terms of the Law No 6,404/76, this reserve should only be used to absorb losses or pay dividends.

At the end of fiscal year 2012, the Company used part of the balance of this reserve to absorb partially the loss in the period.

(f)                Ongoing share repurchase programs

(f.1)     3rd Share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company could acquire up to 12,162,504 class “A” preferred shares at market price. Shares could be purchased by the Company or by financial institutions hired for that purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares acquired by the latter. The private deal was approved by the Securities and Exchange Commission of Brazil (“CVM”).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

During the program, a total of 2,595,300 shares were repurchased for the amount of R$33,204, of which 2,007,600 were repurchased by financial institutions, and 587,700 shares were repurchased directly by Braskem. The average cost of these shares was R$12.79 (minimum of R$10.53 and maximum R$15.15).

The shares purchased by financial institutions were purchased by Braskem in August 2012, when the program ended. In the operation, Braskem received R$1,575 related to the swap instrument associated with the repurchase transaction, net of withholding income tax of R$698.

The purchased shares were canceled in December 2012.

(f.2)     4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company might acquire up to 13,376,161 class “A” preferred shares at market price. The shares might be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares eventually acquired by the latter. The private transaction was approved by the CVM.

As of November 2012, the financial institutions had acquired 262,300 shares for the amount of R$3,489 (item (f) of this Note) at the average cost of R$13.30 per share (minimum of R$12.66 and maximum R$14.07)

On November 12, 2012, the Company acquired these shares and received in the operation R$71 related to the swap instrument associated with the repurchase transaction, net of the withholding income tax of R$29.

The shares repurchased were cancelled in December 2012. There were no purchases under this program in 2013.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(g)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve, which must not exceed 20% of capital;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Brazilian Corporation Law, it is the full payment of the mandatory dividend. Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares;

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(g.1)    Profit or loss in 2013 and dividends proposed

Management proposes paying total dividends of R$482,593. The total dividends proposed correspond to R$0.6061888020 for all classes of shares and meets the priority dividend of preferred shares in accordance with the Bylaws of the Company.

Management proposes to the Annual Shareholders Meeting the allocation of net income from 2013 as follows:

		2013

Net income for the year of Company's shareholders		509,697
Realization of additional property, plant and equipment		28,203
Net income adjusted		537,900
Legal reserves distribution		(26,895)
Net income adjusted by dividends calculation		511,005
Proposed dividends (*)		(482,593)
Portion allocated to unrealized profit reserves		(28,412)
Balance of retained earnings

(*) Minimum dividends - 25% adjusted net income	(i)	127,751
Additional proposed dividends	(ii)	354,842
Total dividends		482,593

(i)       Recorded in current liabilities.
(ii)     Recorded in shareholders' equity, under the item “proposed additional dividend”.

(g.2)    Absorption of the balance of retained losses and dividend payment

The adjusted loss for fiscal year 2012, in the amount of R$674,263, was absorbed by the unrealized profits reserves, tax incentives and the legal reserve, resulting in a balance of R$565,549. On April 2, 2013, the Annual Shareholders Meeting approved the absorption of the balance by using a portion of the “capital reserve” account.

On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends as per the Management proposal in 2011, in the amount of R$482,593, equivalent to R$0.605085049 per common, class “A”  and “B” ordinary and preferred share, paid as of November 19, 2012.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(h)               Other comprehensive income – Equity

		Parent company and consolidated
				Defined		Foreign
		Additional	Deemed	benefit		currency	Gain (loss)
		indexation of	cost of	plan actuarial	Fair value	translation	on interest
		PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	Note	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

On December 31, 2011		326,541	21,159		(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or write-off assets		(41,268)						(41,268)
Income tax and social contribution		14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets			(1,442)					(1,442)
Income tax and social contribution			490					490

Defined benefit plan actuarial loss
Actuarial loss				(18,204)				(18,204)
Income tax and social contribution				6,388				6,388

Cash flow derivatives
Change in fair value					1,948			1,948
Transfer to result					14,290			14,290
Income tax and social contribution					(5,522)			(5,522)

Loss on interest in subsidiary	16 (b)	-	-		-	-	(5,917)	(5,917)

Write-off gain on interest in subsidiary							(4,632)	(4,632)

Foreign currency translation adjustment						61,662		61,662

On December 31, 2012 (revised)	2.1.1(a)	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets		(41,268)						(41,268)
Income tax and social contribution		14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets			(1,465)					(1,465)
Income tax and social contribution			498					498

Foreign sales hedge
Exchange rate					(2,303,540)			(2,303,540)
Income tax and social contribution					783,204			783,204

Fair value of Cash flow hedge
Change in fair value					(83,413)			(83,413)
Transfer to result					(41,727)			(41,727)
Income tax and social contribution					40,120			40,120

Defined benefit plan actuarial gain				169				169

Net loss interest in subsidiary							(1,961)	(1,961)

Foreign currency translation adjustment						205,249		205,249

On December 31, 2013		272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

(i)Realization as the asset is depreciated or written-off.

(ii)Realization upon extinction of the plan.

(iii)Realization upon maturity, prepayment or loss of efficacy for hedge accounting.

(iv)Realization upon write-off of subsidiary abroad.

(v)Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

30                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 29 (g), particularly in view of the limited rights of class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the Bylaws of the Company.

The weighted average number of shares is calculated based on the number of outstanding common and preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. There has been no change in the number of shares in fiscal year 2013. The calculation of the weighted average in 2012 is shown below:

		Total of outstanding shares			Weighted average
	Note	Common shares	Preferred shares class "A"	Total of weighted average	Common shares	Preferred shares class "A"	Total of weighted average

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

Repurchase of shares	(i)	-	(1,452,200)	(1,452,200)		(700,738)	(700,738)

As of December 31, 2012		451,668,652	343,848,120	795,516,772	451,668,652	344,599,582	796,268,234

(i)    The shares repurchased were not considered in the calculation of earnings per share since they are not entitled to dividends (Note 29(f)).

Class “A” preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 29(g). There is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

As required by CPC 41 and IAS 33, the table below show the reconciliation of profit (loss) for the year adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		2013		2012
	Note	Basic and diluted	Basic	Diluted
	2.1.1(b)		Revised	Revised

Profit (loss) for the year attributed to Company's shareholders
of continued operations		509,697	(1,012,690)	(1,012,690)

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437
Preferred shares class "B"		360
		208,797

Distribution of 6% of unit value of common shares		273,796

Distribution of plus income, by class
Common shares		15,389
Preferred shares class "A"		11,715
		27,104

Reconciliation of income available for distribution, by class (numerator):
Common shares		289,185	(574,430)	(574,216)
Preferred shares class "A"		220,152	(438,260)	(438,097)
Preferred shares class "B"		360
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")				(377)
		509,697	(1,012,690)	(1,012,690)

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A" (i)		343,848,120	344,599,582	344,599,582
Preferred shares class "B"		593,818
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")				296,909
		796,110,590	796,268,234	796,565,143

Profit (loss) per share (in R$)
Common shares		0.6403	(1.2718)	(1.2713)
Preferred shares class "A"		0.6403	(1.2718)	(1.2713)
Preferred shares class "B"		0.6062

(i)         In the calculation of the weighted average, the shares of the Company that were repurchased were excluded from the base (Note 29(f)).

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

31                Net sales revenues

		Consolidated		Parent company
	Note	2013	2012	2013	2012
	2.1.1(b)		Revised
Sales revenue
Domestic market		30,236,855	27,409,691	21,015,632	19,020,637
Foreign market		17,532,783	15,572,798	6,895,490	6,059,708
		47,769,638	42,982,489	27,911,122	25,080,345
Sales deductions
Taxes		(6,414,524)	(6,487,401)	(4,115,717)	(4,233,666)
Sales returns and other		(385,624)	(334,761)	(252,915)	(212,279)
		(6,800,148)	(6,822,162)	(4,368,632)	(4,445,945)

Net sales revenue		40,969,490	36,160,327	23,542,490	20,634,400

32                Tax incentives

(a)                Income Tax

The PE plant installed in Camaçari (BA) and the PVC plant installed in Marechal Deodoro (AL) benefit from a 75% relief on the income tax levied over the profits obtained from the sale of their production, valid until 2016 and 2019, respectively. The other industrial plants located in the states of BA and AL are currently requesting the renewal of said benefit. The Management of the Company believes it may obtain the renewal of the incentive.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of AL, through the state of Alagoas Integrated Development Program - PRODESIN. These incentives are aimed at the implementation and expansion of a plant in that state and are recorded in the account “net sales revenue” in the statement of operations and in the account “taxes” of Note 31. In 2013, the amount of this incentive was R$50,908 (2012 - R$32,780).

(c)               REINTEGRA

In 2013, the Company determined a credit of R$229,742 (Note 11 (h)) (2012 - R$228,052), which is presented in the account “cost of goods sold”, in the statement of operations.

33                Other operating income (expenses), net

For the year ended December 31, 2013, the main expenditure under this heading refer to the depreciation and maintenance of paralyzed plants, provision for remedying environmental damage and inventory adjustments, that sum R$203,207. Additionally, the Company recorded revenues of R$25,063 due to the reduction in the balance of the installment of Law 11.941/09 (Note 22 (a)).

On December 31, 2013, the main amount is the indemnity received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

34                Financial results

		Consolidated		Parent company
	Note	2013	2012	2013	2012
	2.1.1(b)		Revised
Financial income
Interest income		281,669	220,169	253,785	193,669
Monetary variations		24,117	40,599	23,384	37,167
Exchange rate variations		333,424	219,757	367,666	88,079
Other		133,928	51,403	58,614	45,474
		773,138	531,928	703,449	364,389

Financial expenses
Interest expenses		(1,121,761)	(973,195)	(1,053,756)	(892,885)
Monetary variations		(300,310)	(274,881)	(299,132)	(253,620)
Exchange rate variations		(78,510)	(1,898,677)	(182,457)	(1,709,356)
Inflation adjustments on fiscal debts		(173,864)	(208,186)	(100,833)	(182,053)
Tax expenses on financial operations		(32,884)	(17,289)	(25,555)	(13,171)
Discounts granted		(89,495)	(58,859)	(35,229)	(25,736)
Loans transaction costs - amortization		(6,200)	(27,221)	(501)	(18,883)
Adjustment to present value - appropriation		(592,413)	(310,525)	(347,187)	(251,791)
Other		(153,674)	(157,376)	(54,315)	(57,227)
		(2,549,111)	(3,926,209)	(2,098,965)	(3,404,722)

Total		(1,775,973)	(3,394,281)	(1,395,516)	(3,040,333)

		Consolidated		Parent company
	Note	2013	2012	2013	2012
	2.1.1(b)		Revised
Interest income
Held for sale		13,416	5,023	13,416	5,023
Loans and receivables		102,623	139,580	109,697	138,401
Held-to-maturity		31,147	17,841	27,208	17,841
		147,186	162,444	150,321	161,265
Other assets not classifiable		134,483	57,725	103,464	32,404
Total		281,669	220,169	253,785	193,669

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

35                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. As required by CPC 26 and IAS 1, the breakdown of expenses by nature is presented below:

		Consolidated		Parent company
	Note	2013	2012	2013	2012
	2.1.1(b)		Revised
Classification by nature:
Raw materials other inputs		(30,515,643)	(27,812,462)	(17,246,854)	(15,175,241)
Personnel expenses		(1,953,194)	(1,772,097)	(1,143,557)	(1,112,486)
Outsourced services		(1,570,320)	(1,633,747)	(870,530)	(932,031)
Tax expenses		(9,847)	(8,293)	(3,624)	(3,880)
Depreciation, amortization and depletion		(2,038,366)	(1,902,475)	(1,302,531)	(1,193,976)
Freights		(1,471,853)	(1,302,899)	(932,645)	(850,232)
Other expenses		(667,123)	(111,229)	(200,235)	76,119
Total		(38,226,346)	(34,543,202)	(21,699,976)	(19,191,727)

Classification by function:
Cost of products sold		(35,820,761)	(32,709,068)	(20,469,552)	(18,217,333)
Selling and distribution		(1,000,749)	(990,365)	(597,341)	(589,072)
General and administrative		(1,077,934)	(1,071,029)	(669,978)	(695,828)
Research and development		(115,812)	(106,197)	(85,806)	(81,653)
Other operating income (expenses), net		(211,090)	333,457	122,701	392,159
Total		(38,226,346)	(34,543,202)	(21,699,976)	(19,191,727)

36                Segment information

Management defined the organizational structure of Braskem based on the types of business, the main products, markets and production processes, and identified 5 operating and reportable segments - 4 production segments and one distribution segment. Considering that the assets of Quantiq and IQAG (Note 2.1.1(b)) were not divested, the Chemical Distribution segment once again became a reportable segment on December 31, 2013. The information for 2012 was revised to include this change.

The current operational segments are the following:

•      Basic petrochemicals: comprises the activities related to the production of basic petrochemicals and the supply of electric energy, steam and compressed air to second-generation producers located in the Camaçari, Triunfo, SP and RJ petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE, PP and renewables.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      United States and Europe: operations related to PP production in the United States and Europe.

•      Chemical distribution: consists mainly of Quantiq’s operations related to the distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records maintained in accordance with the accounting principles and practices adopted in Brazil, according to CPC pronouncements and IFRS, and which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by sales between segments that are carried out as arm’s length sales.

The results of equity investments recognized in the Company’s statement of operations are presented in Corporate unit. The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

(b)               Main clients

In 2013 and 2012, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue.

In 2013, the most significant revenue from a single client amounts to approximately 3% of total net revenues of the Company and refers to the basic petrochemical segment.

Braskem S.A.

Notes to the financial statements

Years ended December 31, 2013

All amounts in thousands of reais

(c)               Results of operations by segment

		2013
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	Note	petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue		25,037,780	16,944,709	2,581,076	6,748,502	891,734	52,203,801	130,289		52,334,090	(11,364,600)	40,969,490
Cost of products sold		(22,561,151)	(14,694,326)	(2,384,543)	(6,419,523)	(761,136)	(46,820,679)	(133,690)		(46,954,369)	11,133,608	(35,820,761)
Gross profit		2,476,629	2,250,383	196,533	328,979	130,598	5,383,122	(3,401)		5,379,721	(230,992)	5,148,729

Operating expenses
Selling, general and distribution expenses		(534,896)	(852,680)	(174,072)	(282,880)	(96,673)	(1,941,201)	(68,576)	(184,718)	(2,194,495)		(2,194,495)
Results from equity investments									(3,223)	(3,223)		(3,223)
Other operating income (expenses), net		(67,835)	(30,673)	(11,179)	(37,621)	(6,537)	(153,845)	196	(57,441)	(211,090)		(211,090)
		(602,731)	(883,353)	(185,251)	(320,501)	(103,210)	(2,095,046)	(68,380)	(245,382)	(2,408,808)		(2,408,808)

Operating profit (loss)		1,873,898	1,367,030	11,282	8,478	27,388	3,288,076	(71,781)	(245,382)	2,970,913	(230,992)	2,739,921

		2012
	2.1.1(b)											Revised
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue		23,603,038	14,456,827	2,019,884	5,465,180	898,786	46,443,715	72,652		46,516,367	(10,356,040)	36,160,327
Cost of products sold		(21,793,497)	(13,131,842)	(1,947,749)	(5,272,065)	(751,013)	(42,896,166)	(88,052)		(42,984,218)	10,275,150	(32,709,068)
Gross profit		1,809,541	1,324,985	72,135	193,115	147,773	3,547,549	(15,400)		3,532,149	(80,890)	3,451,259

Operating expenses
Selling, general and distribution expenses		(491,999)	(868,410)	(129,696)	(243,300)	(94,796)	(1,828,201)	(37,823)	(301,567)	(2,167,591)		(2,167,591)
Results from equity investments									(25,807)	(25,807)		(25,807)
Other operating income (expenses), net		(64,050)	(20,012)	1,808	364,798	(265)	282,279	(98,298)	149,476	333,457		333,457
		(556,049)	(888,422)	(127,888)	121,498	(95,061)	(1,545,922)	(136,121)	(177,898)	(1,859,941)		(1,859,941)

Operating profit (loss)		1,253,492	436,563	(55,753)	314,613	52,712	2,001,627	(151,521)	(177,898)	1,672,208	(80,890)	1,591,318

(i)      The other segments, includes the full results of the subsidiary Braskem Idesa.

Braskem S.A.

Management’s notes to the financial statements on December 31, 2013

Amounts in thousands of Brazilian real, except where stated otherwise

(d)               Net sales revenue by country

	Note	2013	2012
	2.1.1 (b)		Revised
Headquarter - Brazil		23,548,870	20,840,355
United States		7,981,211	5,642,946
Singapore		1,514,216	561,669
Argentina		1,222,729	1,195,728
Netherlands		1,099,945	913,208
Mexico		680,054	764,244
United Kingdom		578,351	406,132
Germany		536,343	583,952
Italy		318,357	282,671
Colombia		299,287	219,405
Chile		282,231	224,956
Peru		247,427	200,952
Uruguay		243,672	263,163
Poland		221,433	232,004
Switzerland		211,371	1,725,665
Japan		190,729	269,672
Spain		186,354	216,405
Bolivia		154,473
Canada		145,378
Paraguay		136,393
France		117,429	136,664
South Korea		90,531	143,036
Venezuela		90,595	152,870
Other		872,111	1,184,628
		40,969,490	36,160,327

(e)               Net sales revenue by product

	Note	2013	2012
	2.1.1(b)		Revised
PE/PP		23,693,211	19,922,007
Benzene, toluene and xylene		2,974,235	2,727,659
Ethylene, Propylene		2,875,381	2,502,111
Naphtha, condensate and crude oil		2,548,457	2,019,884
PVC/Caustic Soda/EDC		2,240,950	2,417,416
ETBE/Gasoline		2,015,749	1,751,961
Butadiene		1,194,839	1,643,172
Chemical distribution		879,801	889,190
Cumene		729,999	646,286
Solvents		527,083	515,130
Other		1,289,785	1,125,511
		40,969,490	36,160,327

Braskem S.A.

Management’s notes to the financial statements on December 31, 2013

Amounts in thousands of Brazilian real, except where stated otherwise

(f)                Property plant and equipment and intangible assets by country

	2013	2012

Headquarter country - Brazil	21,238,537	21,617,382
Mexico	5,684,813	1,255,171
USA	1,160,186	1,027,372
Germany	241,069	217,538
Other	1,573	288
	28,326,178	24,117,751

37                Insurance coverage

Braskem, according to the policy approved by the Board of Directors, maintains a broad risk and insurance Management program. Specifically in the risk Management area, the risk and procedure assessment practices are applied in all companies, in Brazil and abroad, including the acquisition for the period, following the principles adopted by Braskem.

In April 2013, the entire All Risks program of Braskem was renewed. In addition, in 2012, Braskem Idesa contracted insurance to cover the risks related to the construction of the Ethylene XXI Project.

The All-Risk insurance policies of Braskem, which include all assets in Brazil and abroad, have maximum indemnity limits established based on the amounts of maximum possible loss that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its insurance consultants.

The information on the All-Risk policies in effect is presented below:

		Effectiveness	Maximum indemnity limit	Amount insured
	Maturity	(in days)	US$ million	US$ million
Braskem (industrial units in Brazil)	April 8, 2014	372	2,000	24,441
Braskem America and Braskem Alemanha	April 8, 2014	372	250	2,583
Braskem Idesa	September 30, 2015	912	4,148	4,148
Quantiq	May 30, 2014	424	70	70
Total				31,242

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

38                Non-cash operations (Statements of cash flow)

(a)               2013

Capital increase in DAT (Note 15(b)) realized through transfer of assets.

(b)               2012

(i)       Capital increase of Braskem Distribuidora (Note 1(b)(viii)).

(ii)     Divestment of equity interests in Braskem Distribuidora and Cetrel (Note 5), with the stipulated receipt for 2013.

39                Subsequent events

On January 16, 2014, Braskem issued Notes amounting to US$500 million in bonds, with coupon of 6.45% p.a. and maturing in February 2024. This was the first issue of Bonds by Braskem registered with the U.S. Securities and Exchange Commission (SEC). In February 2014, Braskem used the resources captured to partially settle the Bonds of 2017, 2018 and 2020 (Note 18 (c)).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.